SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

11 JULY 2003

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: ANGLOGOLD REPORT FOR THE QUARTER ENDED 31 MARCH 2002,
          PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR



ANGLOGOLD LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

REPORT

FOR THE QUARTER ENDED 31 MARCH 2002

Sound operating results and a positive gold market

Overview

- Operating profit, including realised gains from non-hedge derivatives, from current operations (excluding Free State assets) increases by 7.3% to $147m or R1.7bn. This represents a cash operating profit of $197m or R2.3bn.
- Total cash costs for the current operations reduced by 2% to $151/oz.
- Record cash operating margin of 47% ($136/oz), up 13% from December quarter.
- Headline earnings, before unrealised non-hedge derivatives, increases 1% to $89m with earnings marginally down to 81 US cents per share.
- Return on equity increases to 23% and return on capital employed to 16%.
- Increased exposure to rising gold prices through deliveries into low-priced forward sales contracts.
- Hedge book restructured to eliminate all low-priced rand gold forward sales for the remainder of this year.
- Open hedge position reduced by 1.7Moz (120% of the quarter's production) to 12.9Moz.

Regional operating results for the quarter

SOUTH AFRICA

- Operating profit from current operations, (excluding the Free State assets), including reaslied non-hedge derivatives, up 23% to R1,192m ($103m).
- Total cash costs up 1% to R50,471/kg, down 12% in dollar terms to $136/oz.
- Reduced production due to the substantial Christmas shutdown.

EAST AND WEST AFRICA

- Gold production down 3%, as planned, to 227,000oz and operating profit, including realised non-hedge derivatives, $1m lower at $24m.
- Total cash costs 8% lower at $127/oz.
- Approval granted for the first phase of Geita expansion project, taking plant throughput to 5.4Mtpa.
- Promising exploration results at Geita.

NORTH AMERICA

- Production down 10% to 95,000oz due to severe winter weather at Jerritt Canyon and continuing inventory build-up on the leach pad at CC&V.
- Jerritt Canyon set to improve during June quarter and CC&V during second half of 2002.
- Operating loss of $1m and higher total cash costs of $254/oz.

SOUTH AMERICA

- Operating profit, including realised non-hedge derivatives, up 13% to $18m.
- Gold production down 12% to 102,000oz due to anticipated reductions at Morro Velho and Cerro Vanguardia.
- Total cash costs up 2% to $125/oz due to lower production.

AUSTRALIA

- Operating profit, including realised non-hedge derivatives, down 11% to A$8m ($4m).
- Production down 6% to 116,000oz due to Boddington closure.
- Total cash costs increases 6% to A$379/oz ($196/oz).
- Very encouraging exploration results at Sunrise Dam and in the Tanami region.

		Quarter ended Mar 2002	Quarter ended Dec 2001*	Year ended Dec 2001	Quarter ended Mar 2002	Quarter ended Dec 2001*	Year ended Dec 2001
		Dollar/Imperial			Rand/Metric		
Gold							
Produced	- oz (000)/kg	1,377	1,719	6,983	42,816	53,471	217,203
Price received**	- $/oz-R/kg sold	287	279	287	106,181	92,169	79,523
Total cash costs	- $/oz-R/kg produced	151	159	178	56,033	51,710	48,828
Total production costs	- $/oz-R/kg produced	188	193	213	69,653	62,995	58,579
Operating profit, including realised non-hedge derivatives	- $/R million	147	151	527	1,696	1,601	4,647
Net profit	- $/R million	71	86	245	810	895	2,180
Headline earnings	- $/R million	93	94	281	1,070	971	2,476
Headline earnings before unrealised non-hedge derivatives	- $/R million	89	88	286	1,027	924	2,536
Capital expenditure	- $/R million	51	82	298	588	815	2,567
Net earnings (basic)	- cents per share	64	80	229	734	835	2,035
Headline earnings	- cents per share	84	88	262	969	906	2,311
Headline earnings before unrealised non-hedge derivatives	- cents per share	81	82	267	930	862	2,367
Dividends	- cents per share			181			1,800

* Includes the Free State operations   ** Price received includes realised non-hedge derivatives

Certain forward-looking statements

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.

List of abbreviations

$	United States dollars
A$	Australian dollars
bn	billion
capex	capital expenditure
FIFR	Fatal Injury Frequency Rate per million hours worked
g	grams
kg	kilograms
LOM	Life of Mine
LTIFR	Lost Time Injury Frequency Rate per million hours worked. AngloGold utilises the strictest definition in reporting LTIFR in that it includes all Disabling Injuries (where an individual is unable to return to his place of regular work the next calendar day after the injury) and Restricted Work Cases (where the individual may be at work, but unable to perform full or regular duties on the next calendar day after the injury) within this definition.
m	metre or million; depending on the context
m^2	square metres
Mt	million tonnes or tons
Mtpa	million tonnes/tons per annum
Moz	million ounces
oz	ounces (troy)
R / rand	South African rands
RIFR	Reportable Injury Frequency Rate per million hours worked
t	tons (short) or tonnes (metric)
tpm	tonnes per month
VCR	Ventersdorp Contact Reef



Published by AngloGold

PO Box 62117
Marshalltown
2107
South Africa

Telephone: +27 11 637 6000
Fax: +27 11 637 6399/6400
E-mail: investors@anglogold.com

FINANCIAL AND OPERATING REVIEW

OVERVIEW

The principal features of the first quarter of 2002 were the company's sound operating performance, the strong gold market and the improving gold price.

The average spot price of gold rose from $278/oz last quarter to $290/oz this quarter. Against this background, AngloGold delivered its quarterly production into its low-priced forward positions, thus increasing the company's exposure to the rising price in the future. Simultaneously, AngloGold actively managed the outstanding hedge book and open forward positions to offset the loss against the spot price caused by deliveries into these contracts. Consequently the price received for the quarter, including realised non-hedge derivative income, was $287/oz, thereby meeting the company's objective of achieving a received price close to the spot price in a rising market. In addition to delivering into hedge positions, a partial restructuring of the hedge book was undertaken over the quarter-end to eliminate all rand gold forward contracts from the book for the remainder of this year. As a result of these two actions the open hedge position was reduced from 14.6Moz at the end of December to 12.9Moz – a reduction of 1.7Moz or 120% of the quarter's production.

The operations performed well in what is historically a weak quarter because of the slow start after the Christmas shut-down in the South African operations.

Operating profit for the quarter – including realised non-hedge derivative gains – decreased by $4m (3%) to $147m. There was a reduction of $14m due to the sale of the Free State assets and an increase from current operations of $10m. This increase resulted from a rise of $8/oz in the received price of gold at $287/oz and a decrease of $3/oz in total cash costs for current operations to $151/oz. This was partially offset by a decrease of 52,000oz in gold production to 1.377Moz, primarily as a result of the Christmas break and a continued inventory build-up at Cripple Creek & Victor (CC&V).

The decrease in operating profit was partially offset by lower net interest paid and lower taxation. Headline earnings, excluding unrealised non-hedge derivatives, increased by $1m (1%) to $89m. Headline earnings per share decreased by 1% from 82 US cents per share to 81 US cents per share – the decrease in cents per share arises from the additional 3.2 million shares issued as a result of the AngloGold bid for Normandy. An after tax loss of $15m arising from the disposal of the Free State

assets resulted in the reduction of the net profit from $86m to $71m.

The company continues to achieve its targeted return ratios. Annualised returns on equity and capital employed were 23% and 16% respectively, in line with last quarter.

SOUTH AFRICA

Overall performance

The results of the South Africa region for the quarter do not include the Free State assets: the operations were under the management of the new owners during this period and the sale was concluded during April.

Total cash costs rose 1% from R49,757/kg to R50,471/kg (down 12% in dollar terms to $136/oz). If the December quarter is adjusted for the sale of the Free State assets, however, total rand cash costs per kilogram increased quarter-on-quarter by 10%, largely as a result of the Christmas shut-down.

Operating profit, including realised non-hedge derivatives, increased by 7% to R1,192m ($103m), despite a 303,000oz reduction in gold production, of which some 290,000oz was attributable to the Free State operations.

Productivity indices, expressed in grams of gold produced per employee showed a 5% improvement to 222g/employee, while square metres mined per employee dropped by 8%, highlighting the impact of the sale of the high-volume, low-grade Free State assets.

Tragically, eight employees lost their lives in mine accidents during the quarter. Half of these were due to seismically induced falls of ground. As a result, the FIFR deteriorated from 0.28 in 2001 to 0.29. The South African operations recently launched 'fall of ground' safety campaigns in an attempt to increase awareness of the risks associated with these events.

Mine performance

Volume mined at **Great Noligwa** fell by 5% compared with the previous quarter and this, together with a 3% drop in grade, accounted for a 293kg, or 4% decrease in gold production. Total cash costs increased by 19% to R37,007/kg ($100/oz). The quarter-on-quarter difference arises from both the impact of the Christmas break and the inclusion of the higher income from uranium sales in the last quarter of 2001. Operating profit, including realised non-hedge derivatives, at R444m ($39m) was 8% higher than the previous quarter.

At **Kopanang,** volume mined was 4% lower than the previous quarter. However, higher mining efficiency led to an 8% improvement in yield to 7.35g/t and 3% increase in gold produced to 3,715kg. Total cash costs rose 9% to R50,121/kg ($135/oz) quarter-on-quarter, again owing to by-product sales in the fourth quarter. Operating profit, including realised non-hedge derivatives, increased by 33% to R170m ($15m).

Tau Lekoa experienced a 6% drop in volume mined which was partially offset by a 2% improvement in head grade, with gold production 4% lower than the previous quarter at 2,226kg. The impact of the R14m increase in acid by-product contribution in the previous quarter and lower gold production in this quarter caused a 14% rise in total cash costs to R63,346/kg ($171/oz). Operating profit, including realised non-hedge derivatives, rose 14% to R63m ($5m).

At **TauTona,** volume mined fell by 6%, but this was offset by increased production in higher-grade areas resulting in a 7% improvement in yield and a 4% rise in gold production to 4,960kg. Total cash costs went up by 2% to R44,662/kg ($121/oz). Operating profit, including realised non-hedge derivatives, rose 43% to R274m ($24m).

Increased seismicity in the VCR at **Savuka** resulted in an 9% drop in volume mined. However, the higher grade in the Carbon Leader Reef resulted in a 4% improvement in yield and only a marginal drop in gold produced. Total cash costs increased by 5% to R77,211/kg ($209/oz). Operating profit, including realised non-hedge derivatives, increased by 127% to R40m ($4m).

At **Mponeng,** volumes mined were 6% down on the previous quarter due to poor face advance which saw a subsequent 6% drop in gold production to 3,039kg despite a constant yield. Total cash costs increased by 12% to R63,200/kg ($171/oz). Operating profit, including realised non-hedge derivatives, rose 32% to R73m ($6m).

At **Ergo,** gold production fell by 13% to 2,223kg following the closure of Daggafontein in December, production disruptions from power failures and excessive rainfall. This was partially offset by improved head grades and higher metallurgical efficiency as well as increased gold recovered from the toll treatment of loaded carbon material. Despite the drop in production, total cash costs improved by 2% to R58,904/kg ($159/oz). Operating profit, including realised non-hedge derivatives, rose by 34% to R82m ($7m).

EAST AND WEST AFRICA

Overall performance

The East and West Africa region (formerly the Africa region) had a strong quarter, exceeding production and profit targets, but was unable to sustain the record performance levels achieved in the December quarter. Gold production was down 3% to 227,000 attributable ounces and operating profit, including realised non-hedge derivatives, of $24m was 4% lower than the December quarter. Despite the decreased production, total cash costs were 8% lower at $127/oz.

The first phase of the Geita gold plant expansion was approved during the quarter. This decision follows encouraging results from recent exploration drilling in the Nyankanga pit, which identified 30m additional tonnes of ore. To realise the full benefit of this increased reserve, anticipated by AngloGold at the time that it acquired its share in this operation, the plant throughput will be raised from 4.5Mtpa to 6Mtpa in two phases over the next two years and, ultimately, to the planned level of 7Mtpa.

Phase one will see the installation of secondary crushers and modification to the existing ball mill to cater for the increased throughput. This will raise the treatment rate to 5.4Mtpa at a capital cost of $3m and will take eight months to complete. Following an assessment of this first stage, phase two will see the installation of additional ball milling capacity and extension to the wet plant section, at an estimated capital cost of $11m.

Regrettably, safety performance was below standard with ten lost-time injuries recorded for the quarter against only four in the previous quarter. The main contributing factors have been identified and action plans will be implemented to address the deficiencies.

Mine performance

Tonnage throughput at **Sadiola** (38% attributable) was adversely affected by mineral sizer downtime and problems with the treatment of sulphide ore at the start of the quarter. Gold production of 50,000oz was 9% lower than the previous quarter. Total cash costs increased by 2% to $134/oz due to the lower production. Operating profit, including realised non-hedge derivatives, fell by 37% to $4m.

The plant conversion project to improve gold recovery from the treatment of sulphide ore was completed on schedule by the end of February.

Yatela (40% attributable) continued to exceed targets, but was unable to match the performance of the previous quarter. Gold production of 27,000oz was 4% lower than the previous quarter due to a planned decline in recovered grade. Despite the lower production, total cash costs decreased by 5% to $143/oz. Operating profit, including realised non-hedge derivatives, rose by 50% to $3m.

Gold production at **Morila** (40% attributable) increased by 2% to 59,000oz, largely due to improved recovered grade. Total cash costs for the quarter decreased by 15% to $100/oz as a result of increased grade and production. Operating profit, including realised non-hedge derivatives, rose by 23% to $7m.

Geita (50% attributable) experienced another good quarter and production was maintained at the previous level of 69,000oz. Total cash costs decreased by 4% to $156/oz for the quarter. However, operating profit, including realised non-hedge derivatives, fell by 16% to $6m.

Navachab was unable to match the record-breaking performance of the previous quarter, but still exceeded production targets. Gold production was 4% lower at 22,000oz, mainly due to a planned decline in tonnage throughput. This decline was partially offset by improved recovered grades. Despite the decrease in production, total cash costs at $116/oz were 18% down on the previous quarter. The reduced cash costs are largely owing to the improved recovered grade, and lower mining and processing costs. Operating profit, including realised non-hedge derivatives, was maintained at $3m. Due to recent improvements in the gold price, a conceptual study has commenced to evaluate the economic viability of proceeding with a mine expansion project. If the conceptual study yields positive results, a pre-feasibility and feasibility study will follow.

Exploration

At Sadiola**,** resource delineation drilling returned higher than expected gold values with intercepts of up to 64m at 3.55g/t. This oxide potential has been drilled out over a strike length of 400m. Drilling of the sulphide resource yielded notable intercepts of 110m at 3.23g/t, 50m at 4.91g/t and 22m at 3.87g/t. At the nearby Yatela mine, metallurgical tests on the Alamoutala satellite deposit returned 90% recoveries; this implies that further drilling to upgrade the 200,000oz resource is justified.

At Geita, drilling between the Geita Hill Main and West pits intersected substantial mineralisation in previously unexplored territory. Significant intercepts were 42m at 5.47g/t and 9m at 9.62g/t down to 200m in depth. Drilling at Nyankanga Deeps continued to return good results with 26m at 7.17g/t and 15m at 5.23g/t.

NORTH AMERICA

Overall performance

The North American operations had a challenging quarter due to the continuation of severe winter weather at Jerritt Canyon and ongoing technical problems associated with the leach pad at CC&V.

Operating profit, including realised non-hedge derivatives, decreased quarter-on-quarter from a profit of $1m to a loss of $1m due to an 10% decline in gold production. Decreased gold production of 95,000oz for the quarter also contributed to higher unit cash costs of $254/oz.

Approval for the $195m CC&V expansion plan was given during the first quarter of 2001. The project will increase the average annual gold production by 40% and extend the LOM from 2008 to at least 2013, yielding 2.8m additional ounces. Based on the latest economics for the project, average LOM cash costs are expected to be reduced from $227/oz to $176/oz and the project has an expected internal rate of return of 23%. Construction will be completed in the third quarter of 2002 with higher gold production forecast for the following quarter.

The region reported sound safety performance for the quarter with no lost-time injuries and six minor medical treatment incidents.

Mine performance

Production at **Cripple Creek & Victor** (67% attributable – effectively 100% – see note 4 on page 12) was 4% lower for the quarter at 43,000oz due to ongoing technical problems associated with gold transportation times through the leach pad. Despite reduced production, total cash costs at $199/oz were 6% lower than in the previous quarter as a result of continued cost-cutting efforts. Construction is continuing on schedule for the commissioning of the new crushing facility in the third quarter of 2002. Operating profit, including realised non-hedge derivatives, decreased to $1m.

Jerritt Canyon's (70% attributable) production was 15% lower at 52,000oz. The drop in production was as a result of a reorganisation of labour in the underground mines, which reduced productivities in the short term, and adverse winter weather conditions reducing mill throughput. Total cash costs were 19% higher quarter-on-quarter at $294/oz due to the lower production ounces. Jerritt Canyon's operating loss, including realised non-hedge derivatives, increased to $2m.

Exploration

Exploration was focused on reserve development goals to meet the 2002 business plan. At Jerritt Canyon, exploration concentrated on targets near the current mine workings. Results from underground drilling on targets on the SSX mine property are encouraging and include 6m at 10.51g/t in the West Mahala area. Drilling on the eastern side of the MCE mine confirmed the continuation of known mineralisation with a best intercept of 10m at 35.26g/t. At Cripple Creek, reserve development drilling commenced in the latter part of the quarter on the East Cresson deposit.

At Red Lake in Canada, drilling commenced in February on the Dorion-McCuaig and Humlin target areas. A total of 17 holes (6,200m) were drilled of which eight returned gold values in excess of 1g/t. Visible gold was encountered in two holes in the Dorion-McCuaig area. The most promising intercepts were between 9g/t and 10g/t over narrow (less than 1m) intervals.

SOUTH AMERICA

Overall performance

Gold production was 12% lower than the previous quarter but better than planned at 102,000oz. Total cash costs for the quarter were 2% up on the previous quarter at $125/oz as a result of decreased production.

The reduced gold production for the quarter was due to an anticipated decline in production at Morro Velho and Cerro Vanguardia. This was partially offset by increased production at Serra Grande. Despite the lower production and higher costs, operating profit, including realised non-hedge derivatives, rose by 13% to $18m, due to the higher gold price received.

Mine performance

At **Morro Velho,** a reduced volume of ore treated at a planned lower grade, partially affected by rock mechanics problems at Cuiabá Mine, resulted in an 18% decline in production for the quarter to 46,000oz. These problems have now been resolved. Operating profit, including realised non-hedge derivatives, rose by 20% to $7m.

At **Cerro Vanguardia** (46.25% attributable) gold production was 13% lower at 33,000oz. due to planned reduced volumes and grade. Production in the December quarter had been increased to compensate for reduced output in July 2001 due to poor weather. Operating profit, including realised non-hedge derivatives, was maintained at $5m.

At **Serra Grande** (50% attributable) production increased by 5% to 23,000oz as a result of improved grade. Operating profit, including realised non-hedge derivatives, was maintained at $4m.

The South America region had a good safety performance this quarter, with its LTIFR below the

Ontario benchmark. Cerro Vanguardia continues to maintain its enhanced safety conditions with no lost time injuries in the quarter. Morro Velho and Serra Grande both had improved performances and were audited and awarded with 3 and 4 NOSA Stars respectively during the quarter.

Exploration

At Cerro Vanguardia in Argentina, significant down dip extensions to mineralisation were established below or adjacent to existing pits. The best intercept was 9.15m at 75.8g/t at a drilled depth of 187m. This, with the delineation of further surface mineralisation, will add considerably to the existing resource base during 2002.

In the Iron Quadrangle of Brazil, drilling at the Corrego do Sitio project intersected further oxide mineralisation below the Mutuca pit. Intercepts included 2.4m at 38.0g/t and 21.7m at 5.49g/t.

Greenfield exploration in Peru continued at the La Rescatada project, where positive drill results have led to planning for a second phase of the drilling due to start in May 2002.

AUSTRALIA

Overall performance

Production for the March quarter of 116,000oz was 6% below the output of the previous quarter. Although production at Sunrise Dam increased, this was not sufficient to offset the losses resulting from the closure of the Boddington mine which contributed 17,000oz to the December quarter results.

Overall total cash costs increased by 6% to A$379/oz ($196/oz) – A$357/oz ($183/oz) in the December quarter. The December quarter benefited from the inclusion of a volume of low-cost production generated from the 'clean-out' of the Boddington plant. Operating profit, including realised non-hedge derivatives, fell by 11% to A$8m ($4m).

The region had a pleasing safety performance during the quarter, with two minor lost-time injuries and six restricted work cases.

Mine performance

Production at **Sunrise Dam** increased strongly by 12% to 85,000oz. Plant throughput was up by 13% to an annualised rate of 3.4Mtpa as operations were optimised following the capital expansion undertaken last year. Grades fell during the quarter as mining moved through some depletion zones in the upper areas of the recently completed open-pit cutback. As a consequence, total cash costs rose by 9% to A$344/oz ($179/oz). Operating profit, including realised non-hedge derivatives, rose to A$10m ($5m) compared to A$8m ($4m) for the previous quarter.

Despite disruptions to mining in the main Crosscourse pit due to the wet season, gold production at **Union Reefs** of 30,000oz was only marginally below that of the previous quarter. Total cash costs fell by 6% to A$435/oz ($225/oz) as stockpiles built up during the previous quarter were drawn down. Including realised non-hedge derivatives, there was no operating profit compared to A$3m ($1m) in the previous quarter.

Operations at **Boddington** (33.33% attributable) ceased during the December 2001 quarter and the plant has been placed on care and maintenance pending the commencement of the Boddington Expansion Project. The only production recorded during the quarter was from residual plant clean-out and, as a consequence, production fell to 1,000 attributable ounces compared with 17,000 attributable ounces in the previous quarter.

Operations at the **Tanami** (40% attributable) mine have ceased and no production was recorded in this quarter. Implementation of the mine rehabilitation plan is continuing.

Exploration

At Sunrise Dam, exploration was again successful in improving the quality of the orebodies. Infill drilling of the Mako lode returned intercepts including 5m at 66.1g/t and 5m at 73.2g/t. In addition, step-out drilling on the underground Dolly target intersected 17m at 7.0g/t, confirming mineralisation 70m updip from previous drillholes.

At the advanced Coyote exploration project in the Tanami region, initial drilling indicates that the Buggsy-Gonzalez structure continues at depth. Drill intersections at 237m and 268m returned values of 2m at 19.7g/t and 1m at 117.5g/t respectively. The mineralised structure is open at depth.

GOLD MARKET

The gold market continues to strengthen, and the trading range for gold has improved steadily over the past six months. After opening the quarter in a range around $285/oz, the spot market moved strongly up above $300/oz. The price has held in a new range around $300/oz since late January, yielding an average price for the quarter of over $290/oz, $12 higher than the average price for the final quarter of 2001. By contrast, the rand currency market was quieter and more stable for the quarter, and the local price of gold averaged R107,000/kg, unchanged from the opening local price for the quarter.

The incremental firming in the spot price of gold has renewed interest in the metal as an investment. Unlike other price rallies in recent years, where the gold price has tended to rise on the back of a single issue or incident, the current price improvement has been built on a number of favourable circumstances for gold.

Continuing uncertainty about developed economies, and about equity markets in those economies – an uncertainty reinforced by the collapse of Enron – has provided a positive context for investors to reconsider the potential of gold. Other circumstances have also opened opportunities for gold. In Japan, the withdrawal of savings deposit guarantees by the government, and consumer concern over the health of the Japanese banking sector saw significant retail buying of gold investment products during this past quarter, as Japanese investors switched cash deposits into gold. Investment offtake in Japan increased more than threefold over the first quarter of 2001 to 45t in the first quarter 2002. Although buying peaked in February, it is likely that uncertainty in the Japanese market could continue to generate a demand for investment metal for some time.

In the political arena, the escalation of conflict in the Middle East has helped gold in one of its traditional roles as a safe haven. The rise in spot oil prices that has accompanied the conflict has also encouraged interest in gold.

With the cumulative cuts in US interest rates over the past twelve months, circumstances in the futures markets are also favourable to gold. Lower US rates have reduced the motivation by gold producers, investors and speculators, and central banks to sell the metal. In particular, many gold producers – AngloGold included – who have previously sold gold forward, are delivering into hedge contracts without renewing these contracts. This has an effect equivalent to withdrawing the same amount of production from the spot market with a beneficial tightening of that market as a result. Reflective of both the change in forward pricing of gold and of improved sentiment towards the gold price, the net non-commercial trading position in gold on the New York Comex has remained long gold for almost four months (by comparison between 1997 and 1999 traders' net positions on the Comex were short gold for 90% of a 156 week period).

As is often the case in times of a rising gold price, the physical markets for gold have come under pressure. The second half of 2001 saw a significant setback in the largest gold market, India (down year on year by 17% in the third quarter, and 20% in the final quarter of 2001). During the quarter under review, the fall in gold imports to India was probably greater than the increase in gold offtake in Japan for this period, underlining the importance of maintaining physical demand in existing markets, which provides the basic underpinning for the price of the metal. In this regard, the unwinding of producer hedge positions will provide some offset for slippage in physical demand.

New investor buying of gold, particularly in the forward or futures markets such as the New York Comex, will be critical to further improvement in the spot price of the metal.

Currency markets attracted less attention during the quarter. The rand market was relatively steady by comparison with the previous quarter, moving sideways against the US dollar for most of the period. However, in a broader context, the Australian dollar, the Euro and the rand all ended the period stronger against the US dollar than they had been at the beginning of the quarter. This is of particular interest to the gold market, as the enduring strength of the US currency over recent years has been viewed as a significant contributor to the downward pressure on the spot price of gold. Since the end of the quarter, the US dollar has weakened further against major currencies.

The report for this quarter on the open hedge position for AngloGold as at 31 March 2002, shows a further reduction in the hedge by some 52t or 1.67Moz. Consistent with the

company's stated intentions, this position has been reduced by a further 20t or 643,000oz as at the end of April. Following the rapid devaluation of the rand late last year, the company has been particularly concerned to address the open positions priced in rands. To this end, the net open rand gold forward sale position for 2002 of 20,316kg of gold priced at R56,208/kg as reported in the detailed report of AngloGold's hedge position as at 31 December 2001, has been taken back in full during the first quarter of 2002.

Going forward, the company will continue to deliver against or otherwise close maturing forward pricing contracts and to address particular attention to those parts of the open hedge book which have been overtaken by moves in the underlying market – specifically rand-denominated hedges. In managing the hedge AngloGold have put in place new option positions which have been priced at the forward line off today's higher spot price; these new positions are still subject to the overall objective of progressively reducing the net total tonnage sold forward by the company.

GOLD MARKET

NET DELTA OPEN HEDGE POSITION AS AT 31 MARCH 2002

As at 31 March 2002, the group had outstanding, the following net forward-pricing commitments against future production. These net commitments include all restructuring of forward positions in progress at 31 March 2002 and completed thereafter. A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at an average annual forward rand value based on spot rand/dollar rate of 11.351 available on 31 March 2002.

	Rand Gold kg's sold	R per kg	Dollar Gold Kg sold	$ per oz	AUS Dollar Gold kg's sold	A$ per oz	Total kg's sold	Total oz's sold
12 months ending 31 Dec								
2002	2,621	90,085	27,009	306	14,378	573	44,008	1,414,891
2003	24,070	89,939	34,016	325	13,636	533	71,722	2,305,929
2004	24,226	111,273	26,920	317	5,443	555	56,589	1,819,386
2005	23,000	132,155	35,542	325	4,921	674	63,463	2,040,387
2006	14,543	135,944	29,505	332	5,630	654	49,678	1,597,200
Jan 2007 – Dec 2011	18,437	163,895	88,380	354	8,879	555	115,696	3,719,685
	106,897	122,875	241,372	333	52,887	576	401,156	12,897,478

The marked-to-market value of all hedge transactions making up the hedge positions in the above table following all restructuring was a negative R5,623m ($495m) as at 31 March 2002. The value was based on a gold price of $301.40 per ounce, exchange rates of R/$11.351 and $/A$ 0.5202 and the prevailing market interest rates and volatilities at the time.

As at 29 April 2002, the marked-to-market value of the hedge book was a negative R5,280m ($496.7m) based on a gold price of $310.90/oz and exchange rates of $/R10.63 and A$/$0.5428 and the prevailing market interest rates and volatilities at the time.

Note to AngloGold Hedge Position as at 31 March 2002
*The delta position indicated hereafter reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 March 2002.

ANGLOGOLD HEDGE POSITION AS AT 31 MARCH 2002

Year		2002	2003	2004	2005	2006	2007-2011	Total
DOLLAR GOLD								
Forward Contracts	Amount (kg)	17,431	25,900	26,836	25,879	20,524	43,831	160,401
	$ per oz	$301	$317	$316	$326	$334	$349	$327
Put Options Purchased	Amount (kg)	2,663	5,808	796	757	563	728	11,315
	$ per oz	$278	$352	$291	$291	$291	$292	$319
	*Delta (kg)	303	4,196	193	189	125	145	5,151
Put Options Sold	Amount (kg)	11,819	6,221	6,221				24,261
	$ per oz	$289	$301	$311				$298
	*Delta (kg)	1,724	2,436	2,495				6,655
Call Options Purchased	Amount (kg)	4,288	1,756	572				6,616
	$ per oz	$359	$377	$360				$364
	*Delta (kg)	351	244	185				780
Call Options Sold	Amount (kg)	26,655	16,653	5,294	15,825	14,213	67,147	145,787
	$ per oz	$313	$331	$332	$323	$329	$358	$339
	*Delta (kg)	11,350	6,600	2,571	9,474	8,856	44,404	83,255
RAND GOLD								
Forward Contracts	Amount (kg)		19,567	20,264	19,342	10,581	8,274	78,028
	Rand per kg		R87,879	R110,801	R132,688	R138,137	R117,021	R114,845
Put Options Purchased	Amount (kg)	1,094	1,875	1,875	1,875	1,875		8,594
	Rand per kg	R93,542	R93,603	R93,603	R93,603	R93,603		R93,595
	*Delta (kg)	80	100	47	21	13		261
Put Options Sold	Amount (kg)							
	Rand per kg							
	*Delta (kg)							
Call Options Purchased	Amount (kg)	5,232						5,232
	Rand per kg	R83,471						R83,471
	*Delta (kg)	5,224						5,224
Call Options Sold	Amount (kg)	7,090	4,999	5,000	4,999	5,000	14,930	42,018
	Rand per kg	R85,599	R99,009	R113,930	R129,548	R130,208	R202,056	R142,483
	*Delta (kg)	7,765	4,403	3,915	3,637	3,949	10,163	33,832
AUS DOLLAR (A$) GOLD								
Forward Contracts	Amount (kg)	14,152	13,841	5,443	6,221	9,331	22,395	71,383
	A$ per oz	A$586	A$535	A$555	A$684	A$662	A$637	A$608
Call Options Purchased	Amount (kg)	6,532	3,888		3,110	6,221	20,062	39,813
	A$ per oz	A$722	A$701		A$724	A$673	A$691	A$697
	*Delta (kg)	1,071	1,078		1,300	3,701	13,516	20,666
Call Options Sold	Amount (kg)	1,866	3,110					4,976
	A$ per oz	A$558	A$700					A$647
	*Delta (kg)	1,297	873					2,170
RAND DOLLAR (000)								
Forward Contracts	Amount ($)	49,008	25,751					74,759
	Rand / $	R13.14	R12.62					R12.96
Put Options Purchased	Amount ($)	55,000						55,000
	Rand per $	R 8.18						R 8.18
	*Delta ($)	8						8
Put Options Sold	Amount ($)							
	Rand per $							
	*Delta ($)							
Call Options Purchased	Amount ($)	53,240	8,000					61,240
	Rand per $	R 8.00	R 6.94					R 7.86
	*Delta ($)	53,239	7,987					61,226
Call Options Sold	Amount ($)	93,240	8,000					101,240
	Rand per $	R 8.55	R 6.94					R 8.42
	*Delta ($)	92,737	7,987					100,724
AUS DOLLAR (000)								
Forward Contracts	Amount ($)	43,748	29,413	15,970				89,131
	$ per A$	A$0.58	A$0.59	A$0.64				A$0.60

NOTES

1. The results for the quarter ended 31 March 2002, which are unaudited, have been prepared using the accounting policies which are in accordance with the standards issued by the International Accounting Standards Board and the South African Institute of Chartered Accountants. Where appropriate, comparative figures have been restated.

2. During the quarter, 3,423,211 ordinary shares were allotted as follow:
    - in terms of the AngloGold Share Incentive Scheme   125,960
    - in terms of the Acacia Employee Option Plan   32,074
    - in terms of the Normandy offer   3,201,599
    - in terms of the Normandy top up facility   63,578

    Subject to shares being allotted to address rounding adjustments (if any), all shares in terms of the Normandy offer have been issued.

3. Orders placed and outstanding on capital contracts as at 31 March 2002 totalled R1,072m (31 December 2001: R877m), equivalent to $94m (31 December 2001: $73m) at the rate of exchange ruling on that date.

4. Although AngloGold holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flow from the operation until a loan, extended to the joint venture by AngloGold North America Inc., is repaid.

5. On 11 April 2002 AngloGold announced that all the remaining conditions precedent for the sale of its Free State assets to African Rainbow Minerals Gold Limited and Harmony Gold Mining Company Limited, through a jointly-owned company ("Freegold"), had been fulfilled. The sale was effective from 1 January 2002. In terms of the sale agreement, the consideration payable to AngloGold is R2.2bn plus an amount equal to any liability for tax payable by AngloGold pursuant to the sale of the Free State assets ("the additional amount"). The additional amount will be payable by Freegold to AngloGold, five days prior to any tax liability becoming due.

    On 23 April 2002, AngloGold received a cash payment from Freegold of R1.8bn, together with interest calculated from 1 January 2002 to 22 April 2002 amounting to R55m. The balance of R400m will be payable in cash on 1 January 2005.

6. **Dividend:** Final Dividend No. 91 of 1,100 South African cents per ordinary share was paid to registered shareholders on 4 March 2002. A dividend was payable to holders of American Depositary Receipts (ADRs) on 15 March at a rate of 49.06 US cents per American Depositary Share (ADS). Each ADS represents one-half of an ordinary share.

7. **Directorate:** On 29 April 2002, the Board of AngloGold approved the appointment of Mr David D Barber, Financial Director of Anglo American Corporation of South Africa Limited as Mr Julian Ogilvie Thompson's alternate.

By order of the Board

R M GODSELL   **R P EDEY**
Chairman and Chief Executive Officer   *Deputy Chairman*

29 April 2002

GROUP OPERATING RESULTS

Issued Capital: 111,057,269 ordinary shares of 50 cents each

                      2,000,000 A redeemable preference shares

                      778,896 B redeemable preference shares

                      All the preference shares are held by a wholly owned subsidiary company

Weighted average: 110,385,264 ordinary shares in issue for the period

Statistics are shown in metric units and financial figures in South African rand.

			Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
GOLD					
UNDERGROUND OPERATIONS					
Tonnes milled	- 000	- reef	3,088	4,393	17,929
		- waste	-	23	25
		- total	3,088	4,416	17,954
Yield	- g/t	- reef	8.64	8.20	8.21
		- waste	-	-	0.08
		- average	8.64	8.15	8.20
Gold produced	- kg	- reef	26,687	36,012	147,248
		- waste	-	-	2
		- total	26,687	36,012	147,250
PRODUCTIVITY					
g/employee		- target	237	228	219
		- actual	232	220	214
SURFACE AND DUMP RECLAMATION					
Tonnes treated	- 000		9,621	11,668	50,355
Yield	- g/t		0.31	0.32	0.32
Gold produced	- kg		3,021	3,692	15,976
OPEN-PIT OPERATIONS					
Tonnes mined	- 000		24,828	24,485	85,790
Stripping ratio *			3.21	2.80	2.17
Tonnes treated	- 000		5,896	6,446	27,042
Yield	- g/t		2.22	2.14	2.00
Gold produced	- kg		13,108	13,767	53,977
TOTAL					
Gold produced	- kg		42,816	53,471	217,203
Gold sold	- kg		42,630	53,777	217,862
Price received	- R/kg sold **		106,181	92,169	79,523
Total cash costs	- R/kg produced		56,033	51,710	48,828
Total production costs	- R/kg produced		69,653	62,995	58,579
CAPITAL EXPENDITURE					
	- mining direct		514	721	2 175
	- other		74	94	392
			588	815	2 567

 * Stripping ratio = (tonnes mined - tonnes treated) / tonnes treated

 ** Price received incudes realised non-hedge derivative gains (losses)

GROUP OPERATING RESULTS

Issued Capital: 111,057,269 ordinary shares of 50 cents each

2,000,000 A redeemable preference shares

778,896 B redeemable preference shares

All the preference shares are held by a wholly owned subsidiary company

Weighted average: 110,385,264 ordinary shares in issue for the period

Statistics are shown in imperial units and financial figures in US dollars.

			Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
GOLD					
UNDERGROUND OPERATIONS					
Tons milled	- 000	- reef	3,404	4,842	19,764
		- waste	-	26	28
		- total	3,404	4,868	19,792
Yield	- oz/t	- reef	0.252	0.239	0.240
		- waste	-	-	-
		- average	0.252	0.238	0.239
Gold produced	- oz 000	- reef	858	1,158	4,734
		- waste	-	-	-
		- total	858	1,158	4,734
PRODUCTIVITY					
oz/employee		- target	7.62	7.32	7.05
		- actual	7.47	7.09	6.87
SURFACE AND DUMP RECLAMATION					
Tons treated	- 000		10,606	12,862	55,506
Yield	- oz/t		0.009	0.009	0.009
Gold produced	- oz 000		97	119	514
OPEN-PIT OPERATIONS					
Tons mined	- 000		27,368	26,990	94,567
Stripping ratio *			3.21	2.80	2.17
Tons treated	- 000		6,499	7,105	29,808
Yield	- oz/t		0.065	0.062	0.058
Gold produced	- oz 000		422	442	1,735
TOTAL					
Gold produced	- oz 000		1,377	1,719	6,983
Gold sold	- oz 000		1,371	1,729	7,004
Price received	- $/oz sold **		287	279	287
Total cash costs	- $/ounce produced		151	159	178
Total production costs	- $/ounce produced		188	193	213
Rand/US Dollar average exchange rate			11.51	10.18	8.62
CAPITAL EXPENDITURE					
	- mining direct		45	73	252
	- other		6	9	46
			51	82	298

* Stripping ratio = (tons mined - tons treated) / tons treated

** Price received incudes realised non-hedge derivative gains (losses)

GROUP INCOME STATEMENT

SA Rand million	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
Gold income	4,291	5,069	17,590
Cost of sales	(2,932)	(3,448)	(12,973)
Cash operating costs	2,378	2,732	10,454
Other cash costs	56	59	240
Total cash costs	2,434	2,791	10,694
Retrenchment costs	14	32	185
Rehabilitation and other non-cash costs	15	55	123
Production costs	2,463	2,878	11,002
Amortisation of mining assets	577	538	1,884
Total production costs	3,040	3,416	12,886
Inventory change	(108)	32	87
Operating profit	1,359	1,621	4,617
Realised non-hedge derivative gains (losses)	337	(20)	30
Operating profit including realised non-hedge derivatives	1,696	1,601	4,647
Corporate administration and other expenses	(51)	(42)	(174)
Market development costs	(44)	(39)	(133)
Research and development costs	(3)	(5)	(20)
Exploration costs	(70)	(76)	(228)
Interest receivable	93	62	176
Other net (expense) income	(14)	(3)	1
Finance costs	(133)	(143)	(608)
Unrealised non-hedge derivative gains (losses)	72	47	(126)
Profit before exceptional items	1,546	1,402	3,535
Amortisation of goodwill	(81)	(89)	(259)
Debt written-off	-	-	(21)
Impairment of mining assets	-	-	(3)
Loss on disposal of assets	(132)	-	(32)
Impairment reversal of investments	-	67	67
Termination of retirement benefit plans	-	(54)	(54)
Profit on ordinary activities before taxation	1,333	1,326	3,233
Taxation	(491)	(410)	(983)
Normal and deferred taxation	(415)	(410)	(1,055)
Deferred tax on unrealised non-hedge derivatives	(29)	-	66
Taxation on exceptional items	(47)	-	6
Profit on ordinary activities after taxation	842	916	2,250
Minority interest	(32)	(21)	(70)
Net profit	810	895	2,180
Headline earnings			
The net profit has been adjusted by the following to arrive at headline earnings:			
Net profit	810	895	2,180
Amortisation of goodwill	81	89	259
Debt written-off	-	-	21
Impairment of mining assets	-	-	3
Loss on disposal of assets	132	-	32
Impairment reversal of investments	-	(67)	(67)
Termination of retirement benefit plans	-	54	54
Taxation on exceptional items	47	-	(6)
Headline earnings	1,070	971	2,476
Unrealised non-hedge derivative (gains) losses	(72)	(47)	126
Deferred tax on unrealised non-hedge derivatives	29	-	(66)
Headline earnings before unrealised non-hedge derivatives	1,027	924	2,536
Earnings per ordinary share - cents			
- Basic	734	835	2,035
- Headline	969	906	2,311
- Headline before unrealised non-hedge derivatives	930	862	2,367
Dividends declared			
- Rm			1,974
- cents per share			1,800

GROUP INCOME STATEMENT

US Dollar million	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
Gold income	373	493	2 041
Cost of sales	(255)	(340)	(1 519)
Cash operating costs	206	270	1 226
Other cash costs	5	6	29
Total cash costs	211	276	1 255
Retrenchment costs	1	3	22
Rehabilitation and other non-cash costs	2	5	13
Production costs	214	284	1 290
Amortisation of mining assets	50	53	220
Total production costs	264	337	1 510
Inventory change	(9)	3	9
Operating profit	118	153	522
Realised non-hedge derivative gains (losses)	29	(2)	5
Operating profit including realised non-hedge derivatives	147	151	527
Corporate administration and other expenses	(4)	(4)	(20)
Market development costs	(4)	(4)	(16)
Research and development costs	-	-	(2)
Exploration costs	(6)	(7)	(26)
Interest receivable	8	6	20
Other net (expense) income	(1)	-	(1)
Finance costs	(12)	(14)	(72)
Unrealised non-hedge derivative gains (losses)	6	8	(10)
Profit before exceptional items	134	136	400
Amortisation of goodwill	(7)	(9)	(29)
Debt written-off	-	-	(3)
Impairment of mining assets	-	-	(1)
Loss on disposal of assets	(11)	-	(4)
Impairment reversal of investments	-	6	6
Termination of retirement benefit plans	-	(5)	(5)
Profit on ordinary activities before taxation	116	128	364
Taxation	(43)	(40)	(111)
Normal and deferred taxation	(37)	(38)	(116)
Deferred tax on unrealised non-hedge derivatives	(2)	(2)	5
Taxation on exceptional items	(4)	-	-
Profit on ordinary activities after taxation	73	88	253
Minority interest	(2)	(2)	(8)
Net profit	71	86	245
Headline earnings			
The net profit has been adjusted by the following			
to arrive at headline earnings:			
Net profit	71	86	245
Amortisation of goodwill	7	9	29
Debt written-off	-	-	3
Impairment of mining assets	-	-	1
Loss on disposal of assets	11	-	4
Impairment reversal of investments	-	(6)	(6)
Termination of retirement benefit plans	-	5	5
Taxation on exceptional items	4	-	-
Headline earnings	93	94	281
Unrealised non-hedge derivative (gains) losses	(6)	(8)	10
Deferred tax on unrealised non-hedge derivatives	2	2	(5)
Headline earnings before unrealised non-hedge derivatives	89	88	286
Earnings per ordinary share - cents			
- Basic	64	80	229
- Headline	84	88	262
- Headline before unrealised non-hedge derivatives	81	82	267
Dividends declared			
- $m			198
- cents per share			181

GROUP BALANCE SHEET

March 2002	December 2001		March 2002	December 2001
SA Rand million			**US Dollar million**	
		ASSETS		
		Non-current assets		
21,315	24,606	Mining assets	1,878	2,057
4,438	4,652	Goodwill	391	389
154	151	Investments in associates	13	13
141	275	Other investments	12	23
228	460	AngloGold Environmental Rehabilitation Trust	20	38
507	204	Other non-current assets	45	17
26,783	30,348		2,359	2,537
		Current assets		
3,794	2,284	Cash and cash equivalents	334	191
2,717	2,906	Financial derivatives	239	243
4,502	1,867	Trade and other receivables *	397	156
1,924	1,948	Inventories	170	163
106	109	Current portion of other non-current assets	9	9
13,043	9,114		1,149	762
39,826	39,462	**Total assets**	3,508	3,299
		EQUITY AND LIABILITIES		
12,820	13,357	Shareholders' equity **	1,130	1,117
335	355	Minority interests	29	30
13,155	13,712		1,159	1,147
		Non-current liabilities		
8,388	4,192	Borrowings	739	350
2,163	2,573	Provisions	191	215
2,571	3,423	Deferred taxation	226	286
13,122	10,188		1,156	851
		Current liabilities		
6,176	4,901	Financial derivatives	544	410
2,995	2,464	Trade and other payables	264	206
2,863	7,619	Current portion of borrowings	252	637
1,515	578	Taxation	133	48
13,549	15,562		1,193	1,301
39,826	39,462	**Total equity and liabilities**	3,508	3,299

* Includes accrual of proceeds from the disposal of Free State assets

** Shareholders' equity is analysed in the Statement of Changes in Shareholders' Equity on page 18.

GROUP CASH FLOW STATEMENT

Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001		Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
SA Rand million				US Dollar million		
			Cash flows from operating activities			
2,020	1,675	5,473	Cash generated from operations	174	186	673
93	62	176	Interest receivable	8	6	20
-	(85)	(85)	Contribution to AngloGold Environmental Rehabilitation Trust	-	(10)	(10)
-	3	11	Dividends received from associates	-	-	1
(116)	(143)	(613)	Finance costs	(10)	(14)	(73)
(68)	(410)	(897)	Mining and normal taxation paid	(6)	(40)	(111)
(1,223)	(3)	(1,447)	Dividends paid	(109)	-	(167)
706	1,099	2,618	Net cash inflow from operating activities	57	128	333
			Cash flows from investing activities			
(588)	(815)	(2,567)	Capital expenditure	(51)	(82)	(298)
1	56	63	Proceeds from disposal of mining assets	-	5	6
-	-	878	Proceeds from sale of investments through disposal of mines	-	-	109
(268)	(27)	(35)	Investments acquired	(23)	(3)	(4)
1,825	4	4	Proceeds from sale of investments	158	-	-
(43)	-	(37)	Loans advanced	(4)	-	(4)
21	137	367	Repayment of loans advanced	2	14	43
948	(645)	(1,327)	Net cash inflow (outflow) from investing activities	82	(66)	(148)
			Cash flows from financing activities			
68	51	85	Proceeds from issue of share capital	6	5	7
(110)	-	-	Share issue expenses	(10)	-	-
4,461	192	2,381	Proceeds from borrowings	387	19	276
(4,475)	(354)	(3,567)	Repayment of borrowings	(389)	(35)	(414)
(56)	(111)	(1,101)	Net cash outflow from financing activities	(6)	(11)	(131)
1,598	343	190	Net increase in cash and cash equivalents	133	51	54
(88)	404	617	Translation	10	(30)	(58)
2,284	1,537	1,477	Opening cash and cash equivalents	191	170	195
3,794	2,284	2,284	**Closing cash and cash equivalents**	334	191	191

Refer to page 18 for notes to the cash flow statement.

NOTES TO THE CASH FLOW STATEMENT

Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001		Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
SA Rand million				US Dollar million		
			Cash generated from operations			
1,333	1,326	3,233	Profit on ordinary activities before taxation	116	128	364
			Adjusted for:			
(56)	256	324	Non-cash movements	(5)	22	31
577	538	1,884	Amortisation of mining assets	50	53	220
(93)	(62)	(176)	Interest receivable	(8)	(6)	(20)
(3)	(8)	(16)	Other net (income) expense	-	(1)	(1)
133	143	608	Finance costs	12	14	72
(98)	(7)	(53)	Movement on non-hedge derivatives	(9)	(5)	(12)
81	89	259	Amortisation of goodwill	7	9	29
-	-	21	Debt written off	-	-	3
-	-	3	Impairment of mining assets	-	-	1
-	(67)	(67)	Impairment reversal of investments	-	(6)	(6)
132	-	32	Loss on disposal of assets	11	-	4
-	54	54	Termination of retirement benefit plans	-	5	5
14	(587)	(633)	Movement in working capital	-	(27)	(17)
2,020	1,675	5,473		174	186	673
			Movement in working capital:			
(402)	(399)	(193)	(Increase) decrease in trade and other receivables	(53)	8	65
(78)	(300)	(551)	(Increase) decrease in inventories	(16)	21	22
494	112	111	Increase (decrease) in trade and other payables	69	(56)	(104)
14	(587)	(633)		-	(27)	(17)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Ordinary share capital and premium	Non-distributable reserves	Foreign currency translation	Other compre-hensive income	Retained earnings	Total
US Dollar million						
Balance at 31 December 2001	681	12	250	(88)	262	1,117
Movement on other comprehensive income				(116)	-	(116)
Net profit					71	71
Dividends paid					(107)	(107)
Ordinary shares issued	120					120
Transfer from non-distributable reserves		-			-	-
Translation	38	-	(7)		14	45
Balance at 31 March 2002	839	12	243	(204)	240	1,130
SA Rand million						
Balance at 31 December 2001	8,140	143	2,999	(1,057)	3,132	13,357
Movement on other comprehensive income				(1,259)		(1,259)
Net profit					810	810
Dividends paid					(1,223)	(1,223)
Ordinary shares issued	1,384					1,384
Transfer from non-distributable reserves		(3)			3	-
Translation			(249)		-	(249)
Balance at 31 March 2002	9,524	140	2,750	(2,316)	2,722	12,820

KEY OPERATING RESULTS
PER REGION

	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
SA Rand / Metric	Capital expenditure - Rm			Capital expenditure - $m		
SOUTH AFRICAN REGION	**183.5**	**277.4**	**834.7**	**16.0**	**26.9**	**95.6**
VAAL RIVER						
Great Noligwa Mine	4.6	5.5	10.3	0.4	0.6	1.2
Kopanang Mine	12.8	14.2	26.0	1.1	1.4	2.8
Tau Lekoa Mine	0.9	7.5	20.4	0.1	0.6	2.2
Moab Khotsong	93.8	100.7	369.4	8.2	10.1	43.2
ERGO	-	(0.2)	0.8	-	-	0.1
FREE STATE						
Bambanani Mine	-	14.6	28.9	-	1.2	3.0
Tshepong Mine	-	0.6	0.6	-	0.1	0.1
Matjhabeng Mine	-	-	-	-	-	-
Joel Mine	-	8.2	37.4	-	0.9	4.5
WEST WITS						
TauTona Mine	10.5	21.9	63.7	0.9	2.1	7.2
Savuka Mine	5.0	4.1	4.1	0.4	0.4	0.4
Mponeng Mine	55.9	100.3	261.1	4.9	9.5	29.4
Elandsrand Mine	-	-	12.0	-	-	1.5
WEST & EAST AFRICA	**63.0**	**64.6**	**287.2**	**5.4**	**5.5**	**33.1**
& NAMIBIA REGION						
Navachab	4.1	3.9	5.4	0.4	0.3	0.5
Sadiola - Attributable 38%	29.3	29.5	54.9	2.5	2.9	6.0
Morila - Attributable 40%	2.7	28.7	99.9	0.2	2.6	11.4
Geita - Attributable 50%	16.1	(10.9)	62.3	1.4	(1.1)	7.9
Yatela	10.8	13.4	64.7	0.9	0.8	7.3
NORTH AMERICAN REGION	**255.2**	**357.1**	**835.5**	**22.1**	**34.0**	**92.8**
Cripple Creek & Victor J.V.	225.5	339.0	745.5	19.5	32.3	82.2
Jerritt Canyon J.V. - Attributable 70%	29.7	18.9	90.1	2.6	1.8	10.6
Exploration	-	(0.8)	(0.1)	-	(0.1)	-
SOUTH AMERICAN REGION	**57.4**	**52.4**	**200.2**	**5.0**	**5.0**	**23.3**
Morro Velho	33.8	20.5	84.4	2.9	2.0	9.9
Serra Grande - Attributable 50%	9.7	6.8	25.3	0.9	0.7	2.9
Cerro Vanguardia - Attributable 46.25%	1.0	5.4	38.4	0.1	0.5	4.6
Minorities and exploration	12.9	19.7	52.1	1.1	1.8	5.9
AUSTRALIAN REGION	**28.3**	**45.3**	**351.9**	**2.5**	**4.6**	**42.6**
Sunrise Dam	18.6	28.1	310.5	1.6	2.8	37.9
Boddington - Attributable 33.33%	1.4	2.0	5.6	0.1	0.1	0.6
Tanami - Attributable 40%	0.3	1.5	3.4	-	0.2	0.4
Union Reefs	-	-	1.8	-	-	0.3
Brocks Creek	-	-	0.2	-	-	-
Exploration	8.0	13.7	30.4	0.8	1.5	3.4
Other	0.6	18.2	57.5	-	6.0	10.6
ANGLOGOLD GROUP TOTAL	**588**	**815**	**2,567**	**51**	**82**	**298**

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
	Yield - g/t			Gold produced - kg		
SOUTH AFRICAN REGION *	**8.80**	**8.18**	**8.20**	**26,036**	**35,448**	**145,247**
VAAL RIVER						
Great Noligwa Mine	11.65	12.02	12.34	7,245	7,538	31,224
Kopanang Mine	7.35	6.78	7.40	3,715	3,608	15,381
Tau Lekoa Mine	4.65	4.56	4.42	2,226	2,317	8,899
Surface Operations	0.56	0.53	0.53	798	562	2,842
ERGO	0.27	0.26	0.25	2,223	2,547	10,314
FREE STATE						
Bambanani Mine	-	8.06	7.86	-	3,140	12,816
Tshepong Mine	-	7.97	8.20	-	3,021	11,898
Matjhabeng Mine	-	9.49	7.75	-	1,366	5,841
Joel Mine	-	3.66	3.56	-	915	3,959
Surface Operations	-	0.64	0.75	-	583	2,765
WEST WITS						
TauTona Mine	12.03	11.23	11.94	4,960	4,781	19,355
Savuka Mine	7.84	7.57	7.97	1,830	1,835	7,476
Mponeng Mine	8.40	8.43	7.71	3,039	3,236	11,386
Elandsrand Mine	-	-	6.13	-	-	620
Deelkraal Mine	-	-	7.55	-	-	417
Surface Operations	-	-	0.94	-	-	54
EAST & WEST AFRICA REGION	**3.66**	**3.58**	**3.71**	**7,044**	**7,254**	**26,992**
Navachab	2.08	2.02	2.04	671	723	2,694
Sadiola - Attributable 38%	3.45	3.45	3.13	1,546	1,724	6,336
Morila - Attributable 40%	6.31	5.79	6.87	1,850	1,796	7,848
Geita - Attributable 50%	3.60	3.60	3.70	2,159	2,148	8,485
Yatela - Attributable 40%	3.11	3.28	3.33	818	863	1,629
NORTH AMERICAN REGION	**1.18**	**1.25**	**1.27**	**2,942**	**3,307**	**15,436**
Cripple Creek & Victor J.V.	0.58	0.58	0.59	1,331	1,401	6,656
Jerritt Canyon J.V. - Attributable 70%	8.57	8.86	9.41	1,611	1,906	8,780
SOUTH AMERICAN REGION	**7.68**	**7.89**	**7.82**	**3,179**	**3,599**	**13,709**
Morro Velho	6.48	6.85	6.63	1,435	1,740	6,511
Serra Grande - Attributable 50%	7.74	7.53	8.08	727	704	2,991
Cerro Vanguardia - Attributable 46.25%	10.33	10.62	10.51	1,017	1,155	4,207
AUSTRALIAN REGION	**2.35**	**2.09**	**1.97**	**3,615**	**3,863**	**15,819**
Sunrise Dam	3.07	3.13	3.81	2,638	2,378	9,177
Boddington - Attributable 33.33%	-	1.09	0.92	43	531	2,425
Tanami - Attributable 40%	-	-	1.81	-	26	669
Union Reefs	1.38	1.53	1.36	934	928	3,548
ANGLOGOLD GROUP				**42,816**	**53,471**	**217,203**

* Yield excludes surface operations.

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
	Productivity per employee - g			Gold sold - kg		
SOUTH AFRICAN REGION				**26,005**	**35,541**	**145,611**
VAAL RIVER						
Great Noligwa Mine	262	266	273	7,240	7,535	31,334
Kopanang Mine	164	158	167	3,712	3,606	15,432
Tau Lekoa Mine	162	171	169	2,225	2,316	8,933
Surface Operations	488	391	438	798	562	2,842
ERGO	636	708	692	2,223	2,546	10,336
FREE STATE						
Bambanani Mine	-	162	155	-	3,140	12,832
Tshepong Mine	-	221	215	-	3,021	11,909
Matjhabeng Mine	-	171	142	-	1,366	5,850
Joel Mine	-	124	104	-	1,020	4,056
Surface Operations	-	310	471	-	583	2,765
WEST WITS						
TauTona Mine	284	271	265	4,949	4,778	19,360
Savuka Mine	131	140	144	1,826	1,834	7,478
Mponeng Mine	184	197	173	3,032	3,234	11,388
Elandsrand Mine	-	-	104	-	-	623
Deelkraal Mine	-	-	123	-	-	419
Surface Operations	-	-	-	-	-	54
EAST & WEST AFRICA REGION				**6,917**	**7,303**	**27,126**
Navachab	653	688	648	671	723	2,694
Sadiola - Attributable 38%	2,812	2,576	2,391	1,454	1,744	6,249
Morila - Attributable 40%	2,842	2,786	3,586	1,850	1,796	7,848
Geita - Attributable 50%	1,437	1,889	1,916	2,159	2,148	8,485
Yatela - Attributable 40%	1,608	1,905	1,802	783	892	1,850
NORTH AMERICAN REGION				**2,942**	**3,307**	**15,436**
Cripple Creek & Victor J.V.	1,421	1,666	1,997	1,331	1,401	6,656
Jerritt Canyon J.V. - Attributable 70%	1,875	2,223	2,539	1,611	1,906	8,780
SOUTH AMERICAN REGION				**3,158**	**3,669**	**14,101**
Morro Velho	382	396	380	1,395	1,798	6,892
Serra Grande - Attributable 50%	929	895	953	728	710	3,044
Cerro Vanguardia - Attributable 46.25%	1,905	2,128	1,947	1,035	1,161	4,165
AUSTRALIAN REGION				**3,608**	**3,957**	**15,588**
Sunrise Dam	2,748	2,624	2,591	2,620	2,345	8,912
Boddington - Attributable 33.33%	403	2,025	1,553	53	614	2,465
Tanami - Attributable 40%	-	1,257	1,055	-	25	659
Union Reefs	1,763	1,883	1,795	935	973	3,552
ANGLOGOLD GROUP				**42,630**	**53,777**	**217,862**

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
	Total cash costs - R/kg			Total production costs - R/kg		
SOUTH AFRICAN REGION	**50,471**	**49,757**	**50,065**	**56,640**	**56,039**	**56,121**
VAAL RIVER						
Great Noligwa Mine	37,007	31,027	33,068	40,474	33,922	35,453
Kopanang Mine	50,121	46,062	48,121	56,387	52,001	52,844
Tau Lekoa Mine	63,346	55,573	55,545	75,136	64,162	63,265
Surface Operations	41,114	50,320	42,632	44,031	50,330	42,637
ERGO	**58,904**	**60,243**	**58,884**	**64,963**	**63,775**	**62,528**
FREE STATE						
Bambanani Mine	-	67,205	63,153	-	74,830	69,804
Tshepong Mine	-	50,940	48,938	-	60,483	57,971
Matjhabeng Mine	-	54,842	63,542	-	62,481	80,046
Joel Mine	-	89,352	93,463	-	106,807	114,912
Surface Operations	-	53,467	45,938	-	53,467	46,163
WEST WITS						
TauTona Mine	44,662	43,917	42,347	47,863	47,569	45,482
Savuka Mine	77,211	73,341	68,209	80,699	75,105	71,727
Mponeng Mine	63,200	56,391	61,221	78,968	72,043	75,669
Elandsrand Mine	-	-	90,300	-	-	90,373
Deelkraal Mine	-	-	82,790	-	-	83,180
Surface Operations	-	-	2,817	-	-	2,817
EAST & WEST AFRICA REGION	**47,001**	**45,298**	**36,083**	**67,806**	**61,199**	**51,704**
Navachab	42,934	46,068	45,101	46,727	50,139	48,670
Sadiola - Attributable 38%	49,523	42,920	36,356	74,601	63,430	54,393
Morila - Attributable 40%	36,992	38,573	28,533	66,345	63,085	49,201
Geita - Attributable 50%	57,593	53,944	41,123	74,433	60,099	53,428
Yatela - Attributable 40%	52,986	50,163	45,083	70,309	72,468	63,362
NORTH AMERICAN REGION	**94,122**	**77,058**	**58,213**	**133,867**	**108,322**	**80,388**
Cripple Creek & Victor J.V.	73,681	69,780	51,837	117,112	102,678	76,845
Jerritt Canyon J.V. - Attributable 70%	108,780	80,818	61,555	145,478	110,878	81,580
SOUTH AMERICAN REGION	**46,313**	**40,627**	**37,135**	**73,383**	**69,407**	**57,905**
Morro Velho	53,887	39,884	35,351	78,812	73,664	55,628
Serra Grande - Attributable 50%	40,248	36,621	29,729	61,904	55,620	45,781
Cerro Vanguardia - Attributable 46.25%	34,557	41,366	36,799	66,730	66,739	60,295
AUSTRALIAN REGION	**72,674**	**59,481**	**53,382**	**92,875**	**74,612**	**65,369**
Sunrise Dam	66,094	53,367	42,916	84,073	68,677	56,193
Boddington - Attributable 33.33%	52,041	49,985	51,119	93,763	56,176	57,475
Tanami - Attributable 40%	-	-	70,894	-	67,499	86,105
Union Reefs	83,441	78,059	64,208	105,235	93,185	74,426
ANGLOGOLD GROUP	**56,033**	**51,710**	**48,828**	**69,653**	**62,995**	**58,579**

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
	Operating profit - Rm			Operating profit non-hedge - Rm *		
SOUTH AFRICAN REGION						
VAAL RIVER						
Great Noligwa Mine	359.0	402.6	1,270.4	444.0	411.7	1,288.2
Kopanang Mine	126.4	123.9	361.9	170.0	128.3	370.6
Tau Lekoa Mine	36.9	52.4	89.4	63.0	55.2	94.5
Surface Operations	36.5	22.9	100.9	45.9	23.6	102.5
ERGO	55.9	57.9	137.0	82.0	61.0	142.9
FREE STATE						
Bambanani Mine	-	32.8	82.2	-	36.6	89.5
Tshepong Mine	-	72.9	221.5	-	76.6	228.2
Matjhabeng Mine	-	17.1	(37.7)	-	18.8	(34.4)
Joel Mine	-	(0.5)	(62.0)	-	0.7	(59.7)
Surface Operations	-	21.0	105.3	-	21.7	106.9
WEST WITS						
TauTona Mine	215.5	185.7	592.5	273.6	191.5	603.5
Savuka Mine	18.8	15.5	29.8	40.2	17.7	34.0
Mponeng Mine	37.8	51.5	13.9	73.4	55.4	20.4
Elandsrand Mine	-	-	(14.0)	-	-	(13.6)
Deelkraal Mine	-	-	(6.4)	-	-	(6.2)
Surface Operations	-	-	3.6	-	-	3.6
EAST & WEST AFRICA REGION						
Navachab	36.8	30.3	76.4	36.8	30.3	76.4
Sadiola - Attributable 38%	48.0	70.4	188.4	50.0	68.8	186.7
Morila - Attributable 40%	74.3	53.9	209.6	74.3	53.9	209.6
Geita - Attributable 50%	66.7	82.5	224.1	69.6	80.5	221.8
Yatela	29.9	18.2	41.0	29.9	18.2	41.0
NORTH AMERICAN REGION						
Cripple Creek & Victor J.V.	10.9	17.9	87.9	10.9	17.9	87.9
Jerritt Canyon J.V. - Attributable 70%	(24.9)	(4.9)	58.8	(24.9)	(4.9)	58.8
SOUTH AMERICAN REGION						
Morro Velho	68.5	65.6	230.3	73.7	56.7	240.9
Serra Grande - Attributable 50%	45.7	39.0	132.9	48.4	35.5	137.6
Cerro Vanguardia - Attributable 46.25%	55.3	57.2	126.9	59.2	51.5	133.3
AUSTRALIAN REGION						
Sunrise Dam	47.6	67.6	224.8	58.3	43.1	184.7
Boddington - Attributable 33.33%	-	21.7	52.2	0.2	15.3	41.1
Tanami - Attributable 40%	(2.3)	(6.1)	(12.0)	(2.3)	(6.4)	(15.0)
Union Reefs	(2.9)	14.9	22.9	0.9	4.7	6.9
Brocks Creek	-	0.1	(0.5)	-	0.1	(0.5)
Other	18.6	37.0	65.0	18.6	37.0	65.0
ANGLOGOLD GROUP TOTAL	**1,359**	**1,621**	**4,617**	**1,696**	**1,601**	**4,647**
* Operating profit including realised non-hedge derivative gains (losses)						

KEY OPERATING RESULTS
PER REGION

US Dollar / Imperial	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
	Yield - oz/t			Gold produced - oz 000		
SOUTH AFRICAN REGION *	**0.257**	**0.239**	**0.239**	**837**	**1,140**	**4,670**
VAAL RIVER						
Great Noligwa Mine	0.340	0.351	0.360	233	242	1 004
Kopanang Mine	0.214	0.198	0.216	119	116	494
Tau Lekoa Mine	0.136	0.133	0.129	72	74	286
Surface Operations	0.016	0.016	0.015	26	18	91
ERGO	0.008	0.008	0.007	71	82	332
FREE STATE						
Bambanani Mine	-	0.235	0.229	-	101	412
Tshepong Mine	-	0.233	0.239	-	97	383
Matjhabeng Mine	-	0.277	0.226	-	44	188
Joel Mine	-	0.107	0.104	-	29	127
Surface Operations	-	0.019	0.022	-	19	89
WEST WITS						
TauTona Mine	0.351	0.328	0.348	159	154	622
Savuka Mine	0.229	0.221	0.232	59	59	240
Mponeng Mine	0.245	0.246	0.225	98	104	366
Elandsrand Mine	-	-	0.179	-	-	20
Deelkraal Mine	-	-	0.220	-	-	13
Surface Operations	-	-	0.027	-	-	2
EAST & WEST AFRICA REGION	**0.107**	**0.104**	**0.108**	**227**	**233**	**868**
Navachab	0.061	0.059	0.060	22	23	87
Sadiola - Attributable 38%	0.101	0.101	0.091	50	55	204
Morila - Attributable 40%	0.184	0.169	0.200	59	58	252
Geita - Attributable 50%	0.105	0.105	0.108	69	69	273
Yatela - Attributable 40%	0.091	0.096	0.097	27	28	52
NORTH AMERICAN REGION	**0.034**	**0.036**	**0.037**	**95**	**106**	**496**
Cripple Creek & Victor J.V.	0.017	0.017	0.017	43	45	214
Jerritt Canyon J.V. - Attributable 70%	0.250	0.259	0.274	52	61	282
SOUTH AMERICAN REGION	**0.224**	**0.230**	**0.228**	**102**	**116**	**441**
Morro Velho	0.189	0.200	0.193	46	56	209
Serra Grande - Attributable 50%	0.226	0.220	0.236	23	22	96
Cerro Vanguardia - Attributable 46.25%	0.301	0.310	0.307	33	38	136
AUSTRALIAN REGION	**0.069**	**0.061**	**0.057**	**116**	**124**	**508**
Sunrise Dam	0.089	0.091	0.111	85	76	295
Boddington - Attributable 33.33%	-	0.032	0.027	1	17	78
Tanami - Attributable 40%	-	-	0.053	-	-	21
Union Reefs	0.040	0.046	0.040	30	31	114
ANGLOGOLD GROUP				**1,377**	**1,719**	**6,983**

* Yield excludes surface operations.

KEY OPERATING RESULTS
PER REGION

	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
US Dollar / Imperial	**Productivity per employee - oz**			**Gold sold - oz 000**		
SOUTH AFRICAN REGION				**836**	**1,143**	**4,682**
VAAL RIVER						
Great Noligwa Mine	8.42	8.55	8.77	233	242	1,007
Kopanang Mine	5.28	5.09	5.36	119	116	496
Tau Lekoa Mine	5.22	5.48	5.42	72	74	287
Surface Operations	15.69	12.58	14.09	26	18	91
ERGO	20.46	22.77	22.26	71	82	332
FREE STATE						
Bambanani Mine	-	5.21	4.97	-	101	413
Tshepong Mine	-	7.11	6.90	-	97	383
Matjhabeng Mine	-	5.51	4.56	-	44	188
Joel Mine	-	3.99	3.35	-	33	131
Surface Operations	-	9.95	15.16	-	19	89
WEST WITS						
TauTona Mine	9.12	8.70	8.51	159	154	623
Savuka Mine	4.22	4.50	4.64	59	59	241
Mponeng Mine	5.91	6.34	5.57	97	104	366
Elandsrand Mine	-	-	3.34	-	-	20
Deelkraal Mine	-	-	3.97	-	-	13
Surface Operations	-	-	-	-	-	2
EAST & WEST AFRICA REGION				**222**	**235**	**872**
Navachab	20.98	22.11	20.83	22	23	87
Sadiola - Attributable 38%	90.40	82.83	76.88	47	56	201
Morila - Attributable 40%	91.36	89.56	115.30	59	58	252
Geita - Attributable 50%	46.21	60.72	61.59	69	69	273
Yatela - Attributable 40%	51.69	61.26	57.94	25	29	59
NORTH AMERICAN REGION				**95**	**106**	**496**
Cripple Creek & Victor J.V.	45.69	53.57	64.21	43	45	214
Jerritt Canyon J.V. - Attributable 70%	60.29	71.47	81.63	52	61	282
SOUTH AMERICAN REGION				**102**	**118**	**453**
Morro Velho	12.27	12.72	12.21	45	57	221
Serra Grande - Attributable 50%	29.87	28.78	30.63	24	23	98
Cerro Vanguardia - Attributable 46.25%	61.24	68.41	62.61	33	38	134
AUSTRALIAN REGION				**116**	**127**	**501**
Sunrise Dam	88.35	84.37	83.30	84	75	287
Boddington - Attributable 33.33%	12.94	65.09	49.94	2	20	79
Tanami - Attributable 40%	-	40.40	33.91	-	1	21
Union Reefs	56.63	60.56	57.70	30	31	114
ANGLOGOLD GROUP				**1,371**	**1,729**	**7,004**

KEY OPERATING RESULTS
PER REGION

US Dollar / Imperial	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
	Total cash costs - $/oz			Total production costs - $/oz		
SOUTH AFRICAN REGION	**136**	**154**	**184**	**153**	**173**	**206**
VAAL RIVER						
Great Noligwa Mine	100	97	122	109	105	130
Kopanang Mine	135	144	178	152	162	195
Tau Lekoa Mine	171	173	203	203	199	231
Surface Operations	111	155	157	119	155	157
ERGO	159	185	215	175	196	229
FREE STATE						
Bambanani Mine	-	206	230	-	230	255
Tshepong Mine	-	156	178	-	185	211
Matjhabeng Mine	-	170	236	-	194	299
Joel Mine	-	275	345	-	329	425
Surface Operations	-	165	167	-	165	168
WEST WITS						
TauTona Mine	121	135	154	129	146	166
Savuka Mine	209	225	248	218	230	262
Mponeng Mine	171	173	223	213	221	275
Elandsrand Mine	-	-	362	-	-	363
Deelkraal Mine	-	-	331	-	-	333
Surface Operations	-	-	13	-	-	13
EAST & WEST AFRICA REGION	**127**	**138**	**129**	**183**	**187**	**186**
Navachab	116	142	164	126	155	177
Sadiola - Attributable 38%	134	131	131	202	193	196
Morila - Attributable 40%	100	117	103	179	192	177
Geita - Attributable 50%	156	163	147	201	186	194
Yatela - Attributable 40%	143	151	149	190	216	207
NORTH AMERICAN REGION	**254**	**235**	**211**	**362**	**331**	**291**
Cripple Creek & Victor J.V.	199	212	187	317	312	277
Jerritt Canyon J.V. - Attributable 70%	294	248	223	393	341	296
SOUTH AMERICAN REGION	**125**	**123**	**134**	**198**	**208**	**208**
Morro Velho	146	121	127	213	218	197
Serra Grande - Attributable 50%	109	111	107	167	169	166
Cerro Vanguardia - Attributable 46.25%	93	126	133	180	204	218
AUSTRALIAN REGION	**196**	**183**	**194**	**251**	**228**	**237**
Sunrise Dam	179	162	153	227	209	201
Boddington - Attributable 33.33%	140	161	190	252	179	213
Tanami - Attributable 40%	-	-	278	-	214	332
Union Reefs	225	237	230	284	283	267
ANGLOGOLD GROUP	**151**	**159**	**178**	**188**	**193**	**213**

KEY OPERATING RESULTS
PER REGION

	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
US Dollar / Imperial	**Operating profit - $m**			**Operating profit non-hedge - $m ***		
SOUTH AFRICAN REGION						
VAAL RIVER						
Great Noligwa Mine	31.2	38.5	145.5	38.6	39.3	147.5
Kopanang Mine	11.0	11.6	40.8	14.8	12.0	41.8
Tau Lekoa Mine	3.1	4.5	9.4	5.4	4.8	10.0
Surface Operations	3.3	2.2	11.9	4.1	2.3	12.1
ERGO	4.8	5.3	15.1	7.1	5.6	15.8
FREE STATE						
Bambanani Mine	-	2.8	8.8	-	3.2	9.6
Tshepong Mine	-	6.7	24.9	-	7.0	25.7
Matjhabeng Mine	-	1.7	(5.3)	-	1.9	(4.9)
Joel Mine	-	(0.2)	(7.8)	-	(0.1)	(7.5)
Surface Operations	-	2.1	12.4	-	2.2	12.6
WEST WITS						
TauTona Mine	18.8	17.8	67.8	23.9	18.3	69.0
Savuka Mine	1.6	1.4	3.1	3.5	1.6	3.6
Mponeng Mine	3.3	4.6	(0.2)	6.4	5.0	0.5
Elandsrand Mine	-	-	(1.8)	-	-	(1.8)
Deelkraal Mine	-	-	(0.8)	-	-	(0.8)
Surface Operations	-	-	0.5	-	-	0.5
EAST & WEST AFRICA REGION						
Navachab	3.2	3.0	8.7	3.2	3.0	8.7
Sadiola - Attributable 38%	4.1	7.0	21.6	4.3	6.8	21.5
Morila - Attributable 40%	6.5	5.3	24.4	6.5	5.3	24.4
Geita - Attributable 50%	5.9	7.6	25.0	6.2	7.4	24.8
Yatela	2.7	1.8	4.6	2.7	1.8	4.6
NORTH AMERICAN REGION						
Cripple Creek & Victor J.V.	1.0	1.7	10.4	1.0	1.7	10.4
Jerritt Canyon J.V. - Attributable 70%	(2.0)	(0.5)	7.6	(2.0)	(0.5)	7.6
SOUTH AMERICAN REGION						
Morro Velho	6.0	6.5	27.2	6.5	5.4	28.6
Serra Grande - Attributable 50%	4.0	3.9	15.5	4.2	3.5	16.1
Cerro Vanguardia - Attributable 46.25%	4.8	5.4	14.1	5.1	4.7	14.9
AUSTRALIAN REGION						
Sunrise Dam	4.0	5.9	25.4	4.9	3.9	21.4
Boddington - Attributable 33.33%	(0.1)	2.1	5.7	(0.1)	1.6	4.6
Tanami - Attributable 40%	(0.3)	(0.7)	(1.2)	(0.3)	(0.7)	(1.5)
Union Reefs	(0.3)	1.4	2.3	0.0	0.6	0.7
Brocks Creek	-	-	(0.1)	-	-	(0.1)
Other	1.4	3.6	6.5	1.4	3.6	6.5
ANGLOGOLD GROUP TOTAL	**118**	**153**	**522**	**147**	**151**	**527**
* Operating profit including realised non-hedge derivative gains (losses)						

SHAFT SINKING

	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
Statistics are shown in metric units	metres		
MOAB KHOTSONG MINE			
Main shaft			
Advance	48	120	503
Depth to date (below collar)	3,091	3,043	3,043
Rock / ventilation sub-vertical shaft			
Depth to date	939	939	939
Station cutting	-	3	10
MPONENG MINE			
Sub Shaft 1			
Depth to date	1,209	1,209	1,209
Sub Shaft Vent Shaft Deepening			
Advance	-	-	23
Depth to date	27	27	27
Statistics are shown in imperial units	feet		
MOAB KHOTSONG MINE			
Main shaft			
Advance	159	392	1,651
Depth to date (below collar)	10,142	9,984	9,984
Rock / ventilation sub-vertical shaft			
Depth to date	3,080	3,080	3,080
Station cutting	-	10	33
MPONENG MINE			
Sub Shaft 1			
Depth to date	3,965	3,965	3,965
Sub Shaft Vent Shaft Deepening			
Advance	-	-	76
Depth to date	89	89	89

DEVELOPMENT

Development values represent actual results of sampling, no allowances
having been made for adjustments necessary in estimating ore reserves.

Quarter ended March 2002

Statistics are shown in metric units

	Advance	Sampled					
	metres	metres	channel width cm	gold g/t	gold cm.g/t	uranium kg/t	uranium cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	4,984	600	102.30	33.28	3,405	1.44	146.89
"C" reef	19	-	-	-	-	-	-
Kopanang Mine							
Vaal reef	6,869	456	14.00	88.43	1,238	4.23	59.17
Tau Lekoa Mine							
Ventersdorp Contact reef	3,254	720	100.40	9.81	985	0.12	11.73
Moab Khotsong Mine							
Vaal reef	1,430	-	-	-	-	-	-
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	86	-	-	-	-	-	-
Carbon Leader reef	4,175	70	22.50	171.07	3,849	1.98	44.52
Savuka Mine							
Ventersdorp Contact reef	521	-	-	-	-	-	-
Carbon Leader reef	815	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	5,889	720	61.40	15.86	974	-	-

Statistics are shown in imperial units

	Advance	Sampled					
	feet	feet	channel width inches	gold oz/t	gold ft.oz/t	uranium lb/t	uranium ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	16,351	1,969	40.28	0.97	3.26	2.88	9.67
"C" reef	62	-	-	-	-	-	-
Kopanang Mine							
Vaal reef	22,537	1,496	5.51	2.58	1.18	8.46	3.89
"C" reef	-	-	-	-	-	-	-
Tau Lekoa Mine							
Ventersdorp Contact reef	10,677	2,362	39.53	0.29	0.94	0.24	0.79
Moab Khotsong Mine							
Vaal reef	4,692	-	-	-	-	-	-
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	281	-	-	-	-	-	-
Carbon Leader reef	13,697	230	8.86	4.99	3.68	3.96	2.92
Savuka Mine							
Ventersdorp Contact reef	1,710	-	-	-	-	-	-
Carbon Leader reef	2,674	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	19,321	2,362	24.17	0.46	0.93	-	-

SOUTH AFRICAN REGION
VAAL RIVER

			Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
GREAT NOLIGWA MINE			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Area mined - 000	- m2	/ - ft2	102	107	424	1,098	1,156	4,564
Milled - 000	- tonnes / - tons							
	- reef		622	627	2,531	686	691	2,790
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		622	627	2,531	686	691	2,790
Yield	- g/t	/ - oz/t						
	- reef		11.65	12.02	12.34	0.340	0.351	0.360
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- average		11.65	12.02	12.34	0.340	0.351	0.360
Gold produced	- kg	/ - oz 000						
	- reef		7,245	7,538	31,224	233	242	1,004
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		7,245	7,538	31,224	233	242	1,004
Gold sold	- kg	/ - oz 000 - total	7,240	7,535	31,334	233	242	1,007
Price received	- R/kg	/ - $/oz - sold	101,410	87,321	76,615	274	264	277
Total cash costs	- R	/ - $ - ton milled	431	373	408	34	34	44
	- R/kg	/ - $/oz - produced	37,007	31,027	33,068	100	97	122
Total production costs	- R/kg	/ - $/oz - produced	40,474	33,922	35,453	109	105	130
PRODUCTIVITY								
per employee	- g	/ - oz - target	254	254	255	8.16	8.17	8.19
		- actual	262	266	273	8.42	8.55	8.77
per employee	- m2	/ - ft2 - target	3.44	3.76	3.69	37.04	40.45	39.76
		- actual	3.69	3.79	3.71	39.72	40.78	39.88
FINANCIAL RESULTS (MILLION)								
Gold income			649.2	648.9	2,382.9	56.4	63.2	277.4
Cost of sales			290.2	246.3	1,112.5	25.2	24.7	131.9
Cash operating costs			265.6	232.0	1,025.0	23.1	23.2	121.4
Other cash costs			2.5	1.9	7.6	0.2	0.2	0.9
Total cash costs			268.1	233.9	1,032.6	23.3	23.4	122.3
Retrenchment costs			1.9	3.7	9.6	0.2	0.3	1.1
Rehabilitation and other non-cash costs			2.1	3.2	6.9	0.2	0.3	0.8
Production costs			272.1	240.8	1,049.1	23.7	24.0	124.2
Amortisation of mining assets			21.1	14.9	57.9	1.8	1.5	6.8
Inventory change			(3.0)	(9.4)	5.5	(0.3)	(0.8)	0.9
Operating profit			359.0	402.6	1,270.4	31.2	38.5	145.5
Realised non-hedge derivative gains (losses)			85.0	9.1	17.8	7.4	0.8	2.0
Operating profit including realised non-hedge derivatives			444.0	411.7	1,288.2	38.6	39.3	147.5
Capital expenditure			4.6	5.5	10.3	0.4	0.6	1.2

SOUTH AFRICAN REGION
VAAL RIVER

			Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
KOPANANG MINE			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Area mined - 000	- m2	/ - ft2	101	105	421	1,084	1,128	4,536
Milled - 000	- tonnes	/ - tons						
	- reef		506	532	2,079	557	586	2,291
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		506	532	2,079	557	586	2,291
Yield	- g/t	/ - oz/t						
	- reef		7.35	6.78	7.40	0.214	0.198	0.216
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- average		7.35	6.78	7.40	0.214	0.198	0.216
Gold produced	- kg	/ - oz 000						
	- reef		3,715	3,608	15,381	119	116	494
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		3,715	3,608	15,381	119	116	494
Gold sold	- kg	/ - oz 000 - total	3,712	3,606	15,432	119	116	496
Price received	- R/kg	/ - $/oz - sold	101,896	87,423	76,483	276	265	277
Total cash costs	- R	/ - $ - ton milled	368	312	356	29	28	38
	- R/kg	/ - $/oz - produced	50,121	46,062	48,121	135	144	178
Total production costs	- R/kg	/ - $/oz - produced	56,387	52,001	52,844	152	162	195
PRODUCTIVITY								
per employee	- g	/ - oz - target	173	166	165	5.57	5.35	5.31
		- actual	164	158	167	5.28	5.09	5.36
per employee	- m2	/ - ft2 - target	4.85	4.74	4.79	52.21	51.01	51.52
		- actual	4.45	4.60	4.57	47.93	49.46	49.19
FINANCIAL RESULTS (MILLION)								
Gold income			334.7	310.9	1,171.5	29.1	30.3	136.7
Cost of sales			208.3	187.0	809.6	18.1	18.7	95.9
Cash operating costs			184.3	164.7	734.3	16.0	16.6	87.1
Other cash costs			1.8	1.4	5.8	0.2	0.1	0.7
Total cash costs			186.1	166.1	740.1	16.2	16.7	87.8
Retrenchment costs			3.0	4.2	8.9	0.3	0.4	1.0
Rehabilitation and other non-cash costs			2.8	2.4	5.1	0.2	0.2	0.6
Production costs			191.9	172.7	754.1	16.7	17.3	89.4
Amortisation of mining assets			17.5	14.9	58.7	1.5	1.5	6.9
Inventory change			(1.1)	(0.6)	(3.2)	(0.1)	(0.1)	(0.4)
Operating profit			126.4	123.9	361.9	11.0	11.6	40.8
Realised non-hedge derivative gains (losses)			43.6	4.4	8.7	3.8	0.4	1.0
Operating profit including realised non-hedge derivatives			170.0	128.3	370.6	14.8	12.0	41.8
Capital expenditure			12.8	14.2	26.0	1.1	1.4	2.8

SOUTH AFRICAN REGION
VAAL RIVER

				Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
TAU LEKOA MINE				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Area mined - 000	- m2	/ - ft2		92	98	388	987	1,056	4,176
Milled - 000	- tonnes	/ - tons							
	- reef			479	508	2,012	528	560	2,218
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			479	508	2,012	528	560	2,218
Yield	- g/t	/ - oz/t							
	- reef			4.65	4.56	4.42	0.136	0.133	0.129
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			4.65	4.56	4.42	0.136	0.133	0.129
Gold produced	- kg	/ - oz 000							
	- reef			2,226	2,317	8,899	72	74	286
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			2,226	2,317	8,899	72	74	286
Gold sold	- kg	/ - oz 000	- total	2,225	2,316	8,933	72	74	287
Price received	- R/kg	/ - $/oz	- sold	102,474	87,856	76,769	277	264	277
Total cash costs	- R	/ - $	- ton milled	295	253	246	23	23	26
	- R/kg	/ - $/oz	- produced	63,346	55,573	55,545	171	173	203
Total production costs	- R/kg	/ - $/oz	- produced	75,136	64,162	63,265	203	199	231
PRODUCTIVITY									
per employee	- g	/ - oz	- target	175	196	190	5.63	6.31	6.10
			- actual	162	171	169	5.22	5.48	5.42
per employee	- m2	/ - ft2	- target	7.25	7.87	7.77	77.99	84.68	83.64
			- actual	6.69	7.22	7.35	71.96	77.72	79.16
FINANCIAL RESULTS (MILLION)									
Gold income				201.9	200.7	680.7	17.5	19.4	79.0
Cost of sales				165.0	148.3	591.3	14.4	14.9	69.6
Cash operating costs				139.9	127.8	490.5	12.2	12.8	57.7
Other cash costs				1.1	0.9	3.8	0.1	0.1	0.5
Total cash costs				141.0	128.7	494.3	12.3	12.9	58.2
Retrenchment costs				2.1	3.4	7.1	0.2	0.3	0.8
Rehabilitation and other non-cash costs				2.0	1.6	3.4	0.2	0.2	0.4
Production costs				145.1	133.7	504.8	12.7	13.4	59.4
Amortisation of mining assets				22.1	14.9	58.2	1.9	1.5	6.8
Inventory change				(2.2)	(0.3)	28.3	(0.2)	-	3.4
Operating profit				36.9	52.4	89.4	3.1	4.5	9.4
Realised non-hedge derivative gains (losses)				26.1	2.8	5.1	2.3	0.3	0.6
Operating profit including realised non-hedge derivatives				63.0	55.2	94.5	5.4	4.8	10.0
Capital expenditure				0.9	7.5	20.4	0.1	0.6	2.2

SOUTH AFRICAN REGION
VAAL RIVER

		Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
SURFACE OPERATIONS		**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS							
GOLD							
Area mined - 000	- m2 / - ft2	-	-	-	-	-	-
Milled - 000	- tonnes / - tons						
	- reclamation from rehabilitation	-	44	141	-	49	155
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	1,416	1,009	5,211	1,561	1,113	5,744
	- total	1,416	1,053	5,352	1,561	1,162	5,899
Yield	- g/t / - oz/t						
	- reclamation from rehabilitation	-	1.20	1.42	-	0.035	0.041
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	0.56	0.50	0.51	0.016	0.015	0.015
	- average	0.56	0.53	0.53	0.016	0.016	0.015
Gold produced	- kg / - oz 000						
	- reclamation from rehabilitation	-	53	200	-	2	6
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	798	509	2,642	26	16	85
	- total	798	562	2,842	26	18	91
Gold sold	- kg / - oz 000 - total	798	562	2,842	26	18	91
Price received	- R/kg / - $/oz - sold	102,096	87,752	75,766	275	266	278
Total cash costs *	- R / - $ - ton milled	23	25	22	2	2	2
	- R/kg / - $/oz - produced	41,114	50,320	42,632	111	155	157
Total production costs	- R/kg / - $/oz - produced	44,031	50,330	42,637	119	155	157
PRODUCTIVITY							
per employee	- g / - oz - target	412	315	311	13.25	10.11	10.00
	- actual	488	391	438	15.69	12.58	14.09
per employee	- m2 / - ft2 - target	-	-	-	-	-	-
	- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)							
Gold income		72.1	48.9	214.1	6.3	4.7	25.2
Cost of sales		35.6	26.0	113.2	3.0	2.5	13.3
Cash operating costs		32.8	25.5	112.3	2.8	2.5	13.3
Other cash costs		0.1	0.1	0.4	-	-	-
Total cash costs		32.9	25.6	112.7	2.8	2.5	13.3
Retrenchment costs		-	-	-	-	-	-
Rehabilitation and other non-cash costs		2.3	-	-	0.2	-	-
Production costs		35.2	25.6	112.7	3.0	2.5	13.3
Amortisation of mining assets		-	-	-	-	-	-
Inventory change		0.4	0.4	0.5	-	-	-
Operating profit		36.5	22.9	100.9	3.3	2.2	11.9
Realised non-hedge derivative gains (losses)		9.4	0.7	1.6	0.8	0.1	0.2
Operating profit including realised non-hedge derivatives		45.9	23.6	102.5	4.1	2.3	12.1
		Moab Khotsong					
Capital expenditure		93.8	100.7	369.4	8.2	10.1	43.2

* Excludes reclamation from rehabilitation

SOUTH AFRICAN REGION
ERGO

				Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Material treated	- tonnes	/ - tons	- 000	8,205	9,700	41,273	9,044	10,692	45,496
Yield	- g/t	/ - oz/t		0.27	0.26	0.25	0.008	0.008	0.007
Gold produced	- kg	/ - oz 000		2,223	2,547	10,314	71	82	332
Gold sold	- kg	/ - oz 000		2,223	2,546	10,336	71	82	332
Price received	- R/kg	/ - $/oz	- sold	102,912	88,427	76,798	278	265	277
Total cash costs	- R	/ - $	- ton treated	16	16	15	1	1	2
	- R/kg	/ - $/oz	- produced	58,904	60,243	58,884	159	185	215
Total production costs	- R/kg	/ - $/oz	- produced	64,963	63,775	62,528	175	196	229
PRODUCTIVITY									
per employee	- g	/ - oz	- target	535	582	605	17.21	18.71	19.46
			- actual	636	708	692	20.46	22.77	22.26
FINANCIAL RESULTS (MILLION)									
Gold income				202.7	222.1	787.9	17.6	21.4	91.4
Cost of sales				146.8	164.2	650.9	12.8	16.1	76.3
Cash operating costs				130.0	152.8	605.0	11.3	15.1	71.1
Other cash costs				1.0	0.6	2.4	0.1	0.1	0.3
Total cash costs				131.0	153.4	607.4	11.4	15.2	71.4
Retrenchment costs				0.9	1.2	2.3	0.1	0.1	0.2
Rehabilitation and other non-cash costs				8.6	3.7	15.1	0.7	0.4	1.8
Production costs				140.5	158.3	624.8	12.2	15.7	73.4
Amortisation of mining assets				4.0	4.1	20.2	0.4	0.4	2.4
Inventory change				2.3	1.8	5.9	0.2	-	0.5
Operating profit				55.9	57.9	137.0	4.8	5.3	15.1
Realised non-hedge derivative gains (losses)				26.1	3.1	5.9	2.3	0.3	0.7
Operating profit including realised non-hedge derivatives				82.0	61.0	142.9	7.1	5.6	15.8
Capital expenditure				-	(0.2)	0.8	-	-	0.1

SOUTH AFRICAN REGION
WEST WITS

TAUTONA MINE				Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined - 000	- m2	/	- ft2	72	77	292	773	824	3,139
Milled - 000	- tonnes	/	- tons						
	- reef			412	426	1,621	455	469	1,787
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			412	426	1,621	455	469	1,787
Yield	- g/t	/	- oz/t						
	- reef			12.03	11.23	11.94	0.351	0.328	0.348
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			12.03	11.23	11.94	0.351	0.328	0.348
Gold produced	- kg	/	- oz 000						
	- reef			4,960	4,781	19,355	159	154	622
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			4,960	4,781	19,355	159	154	622
Gold sold	- kg	/ - oz 000	- total	4,949	4,778	19,360	159	154	623
Price received	- R/kg	/ - $/oz	- sold	102,207	87,818	76,791	276	265	277
Total cash costs	- R	/ - $	- ton milled	537	493	505	42	44	54
	- R/kg	/ - $/oz	- produced	44,662	43,917	42,347	121	135	154
Total production costs	- R/kg	/ - $/oz	- produced	47,863	47,569	45,482	129	146	166
PRODUCTIVITY									
per employee	- g	/	- oz	- target	272	279	272	8.76	8.97	8.73
			- actual	284	271	265	9.12	8.70	8.51
per employee	- m2	/	- ft2	- target	4.23	4.43	4.22	45.57	47.66	45.37
			- actual	4.11	4.33	3.99	44.21	46.63	42.92
FINANCIAL RESULTS (MILLION)									
Gold income				447.8	413.8	1,475.7	38.9	40.1	171.3
Cost of sales				232.3	228.1	883.2	20.1	22.3	103.5
Cash operating costs				219.8	208.7	814.4	19.1	20.6	95.5
Other cash costs				1.8	1.2	5.2	0.2	0.1	0.6
Total cash costs				221.6	209.9	819.6	19.3	20.7	96.1
Retrenchment costs				3.6	2.5	8.7	0.3	0.2	1.0
Rehabilitation and other non-cash costs				0.5	0.5	1.6	-	-	0.2
Production costs				225.7	212.9	829.9	19.6	20.9	97.3
Amortisation of mining assets				11.8	14.5	50.3	1.0	1.4	5.9
Inventory change				(5.2)	0.7	3.0	(0.5)	-	0.3
Operating profit				215.5	185.7	592.5	18.8	17.8	67.8
Realised non-hedge derivative gains (losses)				58.1	5.8	11.0	5.1	0.5	1.2
Operating profit including realised non-hedge derivatives				273.6	191.5	603.5	23.9	18.3	69.0
Capital expenditure				10.5	21.9	63.7	0.9	2.1	7.2

SOUTH AFRICAN REGION
WEST WITS

				Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
SAVUKA MINE				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Area mined - 000	- m2	/ - ft2		43	47	196	465	504	2,113
Milled - 000	- tonnes	/ - tons							
	- reef			233	242	938	257	267	1,034
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			233	242	938	257	267	1,034
Yield	- g/t	/ - oz/t							
	- reef			7.84	7.57	7.97	0.229	0.221	0.232
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			7.84	7.57	7.97	0.229	0.221	0.232
Gold produced	- kg	/ - oz 000							
	- reef			1,830	1,835	7,476	59	59	240
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			1,830	1,835	7,476	59	59	240
Gold sold	- kg	/ - oz 000	- total	1,826	1,834	7,478	59	59	241
Price received	- R/kg	/ - $/oz	- sold	102,196	87,479	76,670	276	264	277
Total cash costs	- R	/ - $	- ton milled	605	555	544	48	50	58
	- R/kg	/ - $/oz	- produced	77,211	73,341	68,209	209	225	248
Total production costs	- R/kg	/ - $/oz	- produced	80,699	75,105	71,727	218	230	262
PRODUCTIVITY									
per employee	- g	/ - oz	- target	119	164	166	3.84	5.28	5.34
			- actual	131	140	144	4.22	4.50	4.64
per employee	- m2	/ - ft2	- target	3.74	4.54	4.50	40.23	48.92	48.41
			- actual	3.10	3.58	3.79	33.35	38.48	40.83
FINANCIAL RESULTS (MILLION)									
Gold income				165.1	158.3	569.1	14.3	15.4	66.2
Cost of sales				146.3	142.8	539.3	12.7	14.0	63.1
Cash operating costs				140.1	133.7	506.3	12.2	13.2	59.3
Other cash costs				1.1	0.9	3.6	0.1	0.1	0.4
Total cash costs				141.2	134.6	509.9	12.3	13.3	59.7
Retrenchment costs				1.0	1.8	7.3	0.1	0.2	0.9
Rehabilitation and other non-cash costs				0.5	0.3	0.9	-	-	0.1
Production costs				142.7	136.7	518.1	12.4	13.5	60.7
Amortisation of mining assets				5.0	1.2	18.1	0.4	0.1	2.3
Inventory change				(1.4)	4.9	3.1	(0.1)	0.4	0.1
Operating profit				18.8	15.5	29.8	1.6	1.4	3.1
Realised non-hedge derivative gains (losses)				21.4	2.2	4.2	1.9	0.2	0.5
Operating profit including realised non-hedge derivatives				40.2	17.7	34.0	3.5	1.6	3.6
Capital expenditure				5.0	4.1	4.1	0.4	0.4	0.4

SOUTH AFRICAN REGION
WEST WITS

			Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
MPONENG MINE			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Area mined - 000	- m2	/ - ft2	64	68	254	684	733	2,734
Milled - 000	- tonnes / - tons							
	- reef		362	384	1,476	399	423	1,627
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		362	384	1,476	399	423	1,627
Yield	- g/t	/ - oz/t						
	- reef		8.40	8.43	7.71	0.245	0.246	0.225
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- average		8.40	8.43	7.71	0.245	0.246	0.225
Gold produced	- kg	/ - oz 000						
	- reef		3,039	3,236	11,386	98	104	366
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		3,039	3,236	11,386	98	104	366
Gold sold	- kg	/ - oz 000 - total	3,032	3,234	11,388	97	104	366
Price received	- R/kg	/ - $/oz - sold	102,049	87,605	77,298	276	264	276
Total cash costs	- R	/ - $ - ton milled	531	475	472	42	42	50
	- R/kg	/ - $/oz - produced	63,200	56,391	61,221	171	173	223
Total production costs	- R/kg	/ - $/oz - produced	78,968	72,043	75,669	213	221	275
PRODUCTIVITY								
per employee	- g	/ - oz - target	199	183	186	6.39	5.87	5.99
		- actual	184	197	173	5.91	6.34	5.57
per employee	- m2	/ - ft2 - target	4.32	4.53	4.50	46.48	48.72	48.45
		- actual	3.85	4.15	3.86	41.42	44.68	41.59
FINANCIAL RESULTS (MILLION)								
Gold income			273.8	279.4	873.8	23.8	27.1	100.4
Cost of sales			236.0	227.9	859.9	20.5	22.5	100.6
Cash operating costs			190.6	181.3	692.0	16.6	17.9	81.0
Other cash costs			1.5	1.2	5.1	0.1	0.1	0.6
Total cash costs			192.1	182.5	697.1	16.7	18.0	81.6
Retrenchment costs			1.3	1.9	8.2	0.1	0.2	1.0
Rehabilitation and other non-cash costs			0.4	0.5	1.5	-	-	0.2
Production costs			193.8	184.9	706.8	16.8	18.2	82.8
Amortisation of mining assets			46.2	48.3	154.8	4.0	4.8	17.9
Inventory change			(4.0)	(5.3)	(1.7)	(0.3)	(0.5)	(0.1)
Operating profit			37.8	51.5	13.9	3.3	4.6	(0.2)
Realised non-hedge derivative gains (losses)			35.6	3.9	6.5	3.1	0.4	0.7
Operating profit including realised non-hedge derivatives			73.4	55.4	20.4	6.4	5.0	0.5
Capital expenditure			55.9	100.3	261.1	4.9	9.5	29.4

		Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
NAVACHAB		**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS							
GOLD							
Mined - 000	- tonnes / - tons	697	1,292	4,992	768	1,424	5,503
Volume mined - 000	- bcm / - bcy	253	403	1,539	332	527	2,012
Stripping ratio	- t (mined - treated) / t treated	1.16	2.60	2.78	1.16	2.60	2.78
Treated - 000	- tonnes / - tons	323	358	1,320	356	395	1,455
Yield	- g/t / - oz/t	2.08	2.02	2.04	0.061	0.059	0.060
Gold produced	- kg / - oz 000	671	723	2,694	22	23	87
Gold sold	- kg / - oz 000	671	723	2,694	22	23	87
Price received	- R/kg / - $/oz - sold	103,753	92,632	77,038	280	285	277
Total cash costs	- R/kg / - $/oz - produced	42,934	46,068	45,101	116	142	164
Total production costs	- R/kg / - $/oz - produced	46,727	50,139	48,670	126	155	177
PRODUCTIVITY							
per employee	- g / - oz - target	539	575	592	17.32	18.50	19.04
	- actual	653	688	648	20.98	22.11	20.83
FINANCIAL RESULTS (MILLION)							
Gold income		69.6	67.0	207.6	6.0	6.6	24.0
Cost of sales		32.8	36.7	131.2	2.8	3.6	15.3
Cash operating costs		28.5	33.0	120.5	2.5	3.3	14.1
Other cash costs		0.3	0.3	1.1	-	-	0.1
Total cash costs		28.8	33.3	121.6	2.5	3.3	14.2
Rehabilitation and other non-cash costs		0.2	0.2	0.4	-	-	-
Production costs		29.0	33.5	122.0	2.5	3.3	14.2
Amortisation of mining assets		2.3	2.7	9.2	0.2	0.3	1.1
Inventory change		1.5	0.5	-	0.1	-	-
Operating profit		36.8	30.3	76.4	3.2	3.0	8.7
Realised non-hedge derivative gains (losses)		-	-	-	-	-	-
Operating profit including realised non-hedge derivatives		36.8	30.3	76.4	3.2	3.0	8.7
Capital expenditure		4.1	3.9	5.4	0.4	0.3	0.5

EAST & WEST AFRICA REGION

	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
SADIOLA - Attributable 38%	**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS						
GOLD						
Mined - 000 - tonnes / - tons	1,477	1,725	6,339	1,628	1,902	6,987
Volume mined - 000 - bcm / - bcy	791	922	3,504	1,034	1,207	4,583
Stripping ratio - t (mined - treated) / t treated	2.29	2.46	2.13	2.29	2.46	2.13
Treated - 000 - tonnes / - tons	448	499	2,025	494	550	2,232
Yield - g/t / - oz/t	3.45	3.45	3.13	0.101	0.101	0.091
Gold produced - kg / - oz 000	1,546	1,724	6,336	50	55	204
Gold sold - kg / - oz 000	1,454	1,744	6,249	47	56	201
Price received - R/kg / - $/oz - sold	109,968	102,371	84,412	297	314	303
Total cash costs - R/kg / - $/oz - produced	49,523	42,920	36,356	134	131	131
Total production costs - R/kg / - $/oz - produced	74,601	63,430	54,393	202	193	196
PRODUCTIVITY						
per employee - g / - oz - target	2 548	2 756	2 306	81.93	88.60	74.15
- actual	2 812	2 576	2 391	90.40	82.83	76.88
FINANCIAL RESULTS (MILLION)						
Gold income	158.0	180.2	529.2	13.7	17.8	61.0
Cost of sales	110.0	109.8	340.8	9.6	10.8	39.4
Cash operating costs	65.5	62.1	194.1	5.7	6.1	22.5
Other cash costs	11.0	11.8	36.2	1.0	1.2	4.2
Total cash costs	76.5	73.9	230.3	6.7	7.3	26.7
Rehabilitation and other non-cash costs	1.1	2.3	4.1	0.1	0.2	0.4
Production costs	77.6	76.2	234.4	6.8	7.5	27.1
Amortisation of mining assets	37.7	33.0	110.2	3.3	3.2	12.8
Inventory change	(5.3)	0.6	(3.8)	(0.5)	0.1	(0.5)
Operating profit	48.0	70.4	188.4	4.1	7.0	21.6
Realised non-hedge derivative gains (losses)	2.0	(1.6)	(1.7)	0.2	(0.2)	(0.1)
Operating profit including realised non-hedge derivatives	50.0	68.8	186.7	4.3	6.8	21.5
Capital expenditure	29.3	29.5	54.9	2.5	2.9	6.0

EAST & WEST AFRICA REGION

		Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
MORILA - Attributable 40%		**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS							
GOLD							
Mined - 000	- tonnes / - tons	3,262	3,071	9,227	3,595	3,385	10,171
Volume mined - 000	- bcm / - bcy	1,305	1,428	4,383	1,707	1,868	5,733
Stripping ratio	- t (mined - treated) / t treated	10.13	8.90	7.08	10.13	8.90	7.08
Treated - 000	- tonnes / - tons	293	310	1,142	323	342	1,259
Yield	- g/t / - oz/t	6.31	5.79	6.87	0.184	0.169	0.200
Gold produced	- kg / - oz 000	1,850	1,796	7,848	59	58	252
Gold sold	- kg / - oz 000	1,850	1,796	7,848	59	58	252
Price received	- R/kg / - $/oz - sold	108,056	91,532	75,596	292	277	273
Total cash costs	- R/kg / - $/oz - produced	36,992	38,573	28,533	100	117	103
Total production costs	- R/kg / - $/oz - produced	66,345	63,085	49,201	179	192	177
PRODUCTIVITY							
per employee	- g / - oz - target	2 725	3 833	4 266	87.62	123.24	137.16
	- actual	2 842	2 786	3 586	91.36	89.56	115.30
FINANCIAL RESULTS (MILLION)							
Gold income		199.9	164.5	593.3	17.4	16.0	69.0
Cost of sales		125.6	110.6	383.7	10.9	10.7	44.6
Cash operating costs		54.5	58.0	183.1	4.7	5.7	21.1
Other cash costs		13.9	11.4	40.9	1.2	1.1	4.8
Total cash costs		68.4	69.4	224.0	5.9	6.8	25.9
Rehabilitation and other non-cash costs		0.8	0.5	1.7	0.1	-	0.2
Production costs		69.2	69.9	225.7	6.0	6.8	26.1
Amortisation of mining assets		53.5	43.6	160.6	4.6	4.2	18.7
Inventory change		2.9	(2.9)	(2.6)	0.3	(0.3)	(0.2)
Operating profit		74.3	53.9	209.6	6.5	5.3	24.4
Realised non-hedge derivative gains (losses)		-	-	-	-	-	-
Operating profit including realised non-hedge derivatives		74.3	53.9	209.6	6.5	5.3	24.4
Capital expenditure		2.7	28.7	99.9	0.2	2.6	11.4

EAST & WEST AFRICA REGION

		Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
GEITA - Attributable 50%		**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS							
GOLD							
Mined - 000	- tonnes / - tons	3,371	4,296	15,860	3,716	4,736	17,482
Volume mined - 000	- bcm / - bcy	1,440	1,665	6,162	1,884	2,177	8,061
Stripping ratio	- t (mined - treated) / t treated	4.63	6.20	5.92	4.63	6.20	5.92
Treated - 000	- tonnes / - tons	599	596	2,291	660	657	2,525
Yield	- g/t / - oz/t	3.60	3.60	3.70	0.105	0.105	0.108
Gold produced	- kg / - oz 000	2,159	2,148	8,485	69	69	273
Gold sold	- kg / - oz 000	2,159	2,148	8,485	69	69	273
Price received	- R/kg / - $/oz - sold	106,753	96,977	80,933	288	291	290
Total cash costs	- R/kg / - $/oz - produced	57,593	53,944	41,123	156	163	147
Total production costs	- R/kg / - $/oz - produced	74,433	60,099	53,428	201	186	194
PRODUCTIVITY							
per employee	- g / - oz - target	1 530	2 395	1 989	49.18	77.00	63.94
	- actual	1 437	1 889	1 916	46.21	60.72	61.59
FINANCIAL RESULTS (MILLION)							
Gold income		227.5	210.3	688.9	19.8	20.3	79.4
Cost of sales		160.8	127.8	464.8	13.9	12.7	54.4
Cash operating costs		115.6	107.3	322.5	10.0	10.5	37.0
Other cash costs		8.8	8.5	26.5	0.8	0.8	3.0
Total cash costs		124.4	115.8	349.0	10.8	11.3	40.0
Rehabilitation and other non-cash costs		1.7	1.5	5.0	0.1	0.1	0.6
Production costs		126.1	117.3	354.0	10.9	11.4	40.6
Amortisation of mining assets		34.7	11.7	99.4	3.0	1.4	12.3
Inventory change		-	(1.2)	11.4	-	(0.1)	1.5
Operating profit		66.7	82.5	224.1	5.9	7.6	25.0
Realised non-hedge derivative gains (losses)		2.9	(2.0)	(2.3)	0.3	(0.2)	(0.2)
Operating profit including realised non-hedge derivatives		69.6	80.5	221.8	6.2	7.4	24.8
Capital expenditure		16.1	(10.9)	62.3	1.4	(1.1)	7.9

EAST & WEST AFRICA REGION

	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
YATELA - Attributable 40%	**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS						
GOLD						
Mined - 000 - tonnes / - tons	1,655	1,558	2,911	1,824	1,718	3,209
Volume mined - 000 - bcm / - bcy	814	741	1,407	1,064	969	1,841
Stripping ratio - t (mined - treated) / t treated	5.30	4.92	4.95	5.30	4.92	4.95
Treated - 000 - tonnes / - tons	263	263	490	290	290	540
Yield - g/t / - oz/t	3.11	3.28	3.33	0.091	0.096	0.097
Gold produced - kg / - oz 000	818	863	1,629	27	28	52
Gold sold - kg / - oz 000	783	892	1,850	25	29	59
Price received - R/kg / - $/oz - sold	107,075	91,564	82,216	290	278	276
Total cash costs - R/kg / - $/oz - produced	52,986	50,163	45,083	143	151	149
Total production costs - R/kg / - $/oz - produced	70,309	72,468	63,362	190	216	207
PRODUCTIVITY						
per employee - g / - oz - target	1 344	2 709	1 992	43.21	87.10	64.05
- actual	1 608	1 905	1 802	51.69	61.26	57.94
FINANCIAL RESULTS (MILLION)						
Gold income	83.9	81.7	152.1	7.3	8.0	16.4
Cost of sales	54.0	63.5	111.1	4.6	6.2	11.8
Cash operating costs	37.2	37.3	62.5	3.2	3.6	6.6
Other cash costs	6.1	6.0	10.9	0.5	0.6	1.2
Total cash costs	43.3	43.3	73.4	3.7	4.2	7.8
Rehabilitation and other non-cash costs	1.3	2.9	3.2	0.1	0.3	0.3
Production costs	44.6	46.2	76.6	3.8	4.5	8.1
Amortisation of mining assets	12.9	16.3	26.6	1.1	1.6	2.8
Inventory change	(3.5)	1.0	7.9	(0.3)	0.1	0.9
Operating profit	29.9	18.2	41.0	2.7	1.8	4.6
Realised non-hedge derivative gains (losses)	-	-	-	-	-	-
Operating profit including realised non-hedge derivatives	29.9	18.2	41.0	2.7	1.8	4.6
Capital expenditure	10.8	13.4	64.7	0.9	0.8	7.3

NORTH AMERICAN REGION

CRIPPLE CREEK & VICTOR J.V.		Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
		Rand / Metric			Dollar / Imperial		
OPERATING RESULTS							
GOLD							
Underground Operations							
Mined - 000	- tonnes / - tons	-	-	-	-	-	-
Treated - 000	- tonnes / - tons	-	-	-	-	-	-
Gold in ore	- kg / - oz 000	-	-	-	-	-	-
Yield	- g/t / - oz/t	-	-	-	-	-	-
Gold produced	- kg / - oz 000	-	-	-	-	-	-
Open-pit Operations							
Mined - 000	- tonnes / - tons	10,840	8,963	31,212	11,949	9,880	34,405
Stripping ratio	- t (mined - treated) / t treated	3.70	2.69	1.77	3.70	2.69	1.77
Treated - 000	- tonnes / - tons	2,307	2,429	11,259	2,543	2,678	12,411
Gold in ore	- kg / - oz 000	3,714	2,937	12,909	119	94	415
Yield	- g/t / - oz/t	0.58	0.58	0.59	0.017	0.017	0.017
Gold produced	- kg / - oz 000	1,331	1,401	6,656	43	45	214
Total							
Yield	- g/t / - oz/t	0.58	0.58	0.59	0.017	0.017	0.017
Gold produced	- kg / - oz 000	1,331	1,401	6,656	43	45	214
Gold sold	- kg / - oz 000	1,331	1,401	6,656	43	45	214
Price received	- R/kg / - $/oz - sold	125,304	115,374	90,048	339	348	326
Total cash costs	- R/kg / - $/oz - produced	73,681	69,780	51,837	199	212	187
Total production costs	- R/kg / - $/oz - produced	117,112	102,678	76,845	317	312	277
PRODUCTIVITY							
per employee	- g / - oz - target	1,786	2,393	2,261	57.42	76.95	72.69
	- actual	1,421	1,666	1,997	45.69	53.57	64.21
FINANCIAL RESULTS (MILLION)							
Gold income		166.8	161.7	599.4	14.5	15.7	69.7
Cost of sales		155.9	143.8	511.5	13.5	14.0	59.3
Cash operating costs		165.0	139.4	452.8	14.3	13.6	52.3
Other cash costs		-	-	-	-	-	-
Total cash costs		165.0	139.4	452.8	14.3	13.6	52.3
Rehabilitation and other non-cash costs		(26.3)	(10.9)	(22.8)	(2.3)	(1.0)	(2.6)
Production costs		138.7	128.5	430.0	12.0	12.6	49.7
Amortisation of mining assets		84.1	57.0	189.3	7.3	5.5	21.9
Inventory change		(66.9)	(41.7)	(107.8)	(5.8)	(4.1)	(12.3)
Operating profit		10.9	17.9	87.9	1.0	1.7	10.4
Realised non-hedge derivative gains (losses)		-	-	-	-	-	-
Operating profit including realised non-hedge derivatives		10.9	17.9	87.9	1.0	1.7	10.4
Capital expenditure		225.5	339.0	745.5	19.5	32.3	82.2

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.
* Total cash cost calculation includes inventory

		Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
JERRITT CANYON J.V. - Attributable 70%		**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS							
GOLD							
Underground Operations							
Mined - 000	- tonnes / - tons	213	257	1,185	235	283	1,306
Treated - 000	- tonnes / - tons	188	215	933	207	237	1,028
Gold in ore	- kg / - oz 000	1,734	2,490	7,414	56	80	238
Yield	- g/t / - oz/t	8.57	8.86	9.41	0.250	0.259	0.274
Gold produced	- kg / - oz 000	1,611	1,906	8,780	52	61	282
Open-pit Operations							
Mined	- tonnes / - tons - 000	-	-	-	-	-	-
Stripping ratio	- t (mined - treated) / t treated	-	-	-	-	-	-
Treated	- tonnes / - tons - 000	-	-	-	-	-	-
Gold in ore	- kg / - oz 000	-	-	-	-	-	-
Yield	- g/t / - oz/t	-	-	-	-	-	-
Gold produced	- kg / - oz 000	-	-	-	-	-	-
Total							
Yield	- g/t / - oz/t	8.57	8.86	9.41	0.250	0.259	0.274
Gold produced	- kg / - oz 000	1,611	1,906	8,780	52	61	282
Gold sold	- kg / - oz 000	1,611	1,906	8,780	52	61	282
Price received	- R/kg / - $/oz - sold	125,612	108,630	88,548	339	335	323
Total cash costs	- R/kg / - $/oz - produced	108,780	80,818	61,555	294	248	223
Total production costs	- R/kg / - $/oz - produced	145,478	110,878	81,580	393	341	296
PRODUCTIVITY							
per employee	- g / - oz - target	2,468	2,751	2,637	79.33	88.46	84.79
	- actual	1,875	2,223	2,539	60.29	71.47	81.63
FINANCIAL RESULTS (MILLION)							
Gold income		201.7	206.1	776.9	17.6	20.5	91.2
Cost of sales		226.6	211.0	718.1	19.6	21.0	83.6
Cash operating costs		175.2	154.1	540.4	15.2	15.2	63.0
Other cash costs		-	-	-	-	-	-
Total cash costs		175.2	154.1	540.4	15.2	15.2	63.0
Rehabilitation and other non-cash costs		3.9	4.7	12.9	0.3	0.5	1.5
Production costs		179.1	158.8	553.3	15.5	15.7	64.5
Amortisation of mining assets		55.3	52.6	162.9	4.8	5.3	18.9
Inventory change		(7.8)	(0.4)	1.9	(0.7)	-	0.2
Operating profit		(24.9)	(4.9)	58.8	(2.0)	(0.5)	7.6
Realised non-hedge derivative gains (losses)		-	-	-	-	-	-
Operating profit including realised non-hedge derivatives		(24.9)	(4.9)	58.8	(2.0)	(0.5)	7.6
Capital expenditure		29.7	18.9	90.1	2.6	1.8	10.6

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION

			Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
MORRO VELHO			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Underground Operations								
Mined - 000	- tonnes / - tons		193	221	888	212	243	979
Treated - 000	- tonnes / - tons		191	225	890	212	248	982
Gold in ore	- kg / - oz 000		1,432	1,780	6,660	46	57	214
Yield	- g/t / - oz/t		6.94	7.30	6.97	0.202	0.213	0.203
Gold produced	- kg / - oz 000		1,334	1,645	6,208	43	53	200
Open-pit Operations								
Mined - 000	- tonnes / - tons		549	218	944	605	241	1,040
Stripping ratio	- t (mined - treated) / t treated		17.86	6.63	9.34	17.86	6.63	9.34
Treated - 000	- tonnes / - tons		29	29	91	32	32	101
Gold in ore	- kg / - oz 000		107	100	323	3	3	10
Yield	- g/t / - oz/t		3.48	3.31	3.32	0.101	0.097	0.097
Gold produced	- kg / - oz 000		101	95	303	3	3	10
Total								
Yield	- g/t / - oz/t		6.48	6.85	6.63	0.189	0.200	0.193
Gold produced	- kg / - oz 000		1,435	1,740	6,511	46	56	209
Gold sold	- kg / - oz 000		1,395	1,798	6,892	45	57	221
Price received	- R/kg / - $/oz	- sold	129,283	104,540	91,522	349	314	329
Total cash costs	- R/kg / - $/oz	- produced	53,887	39,884	35,351	146	121	127
Total production costs	- R/kg / - $/oz	- produced	78,812	73,664	55,628	213	218	197
PRODUCTIVITY								
per employee	- g / - oz	- target	345	391	389	11.10	12.59	12.51
		- actual	382	396	380	12.27	12.72	12.21
FINANCIAL RESULTS (MILLION)								
Gold income			175.2	196.9	620.2	15.2	19.2	71.6
Cost of sales			106.7	131.3	389.9	9.2	12.7	44.4
Cash operating costs			75.8	67.8	225.4	6.6	6.6	26.1
Other cash costs			1.5	1.6	4.8	0.1	0.2	0.5
Total cash costs			77.3	69.4	230.2	6.7	6.8	26.6
Rehabilitation and other non-cash costs			1.7	27.1	32.1	0.1	2.4	3.0
Production costs			79.0	96.5	262.3	6.8	9.2	29.6
Amortisation of mining assets			34.1	31.7	99.9	3.0	3.1	11.5
Inventory change			(6.4)	3.1	27.7	(0.6)	0.4	3.3
Operating profit			68.5	65.6	230.3	6.0	6.5	27.2
Realised non-hedge derivative gains (losses)			5.2	(8.9)	10.6	0.5	(1.1)	1.4
Operating profit including realised non-hedge derivatives			73.7	56.7	240.9	6.5	5.4	28.6
Capital expenditure			33.8	20.5	84.4	2.9	2.0	9.9

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION

			Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
SERRA GRANDE - Attributable 50%			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Underground Operations								
Mined - 000	- tonnes /	- tons	91	93	363	100	102	400
Treated - 000	- tonnes /	- tons	94	93	370	103	103	408
Gold in ore	- kg /	- oz 000	764	745	3,148	25	24	101
Yield	- g/t /	- oz/t	7.74	7.53	8.08	0.226	0.220	0.236
Gold produced	- kg /	- oz 000	727	704	2,991	23	22	96
Open-pit Operations								
Mined - 000	- tonnes /	- tons	-	-	-	-	-	-
Stripping ratio	- t (mined - treated) / t treated		-	-	-	-	-	-
Treated - 000	- tonnes /	- tons	-	-	-	-	-	-
Gold in ore	- kg /	- oz 000	-	-	-	-	-	-
Yield	- g/t /	- oz/t	-	-	-	-	-	-
Gold produced	- kg /	- oz 000	-	-	-	-	-	-
Total								
Yield	- g/t /	- oz/t	7.74	7.53	8.08	0.226	0.220	0.236
Gold produced	- kg /	- oz 000	727	704	2,991	23	22	96
Gold sold	- kg /	- oz 000	728	710	3,044	24	23	98
Price received	- R/kg / - $/oz	- sold	129,238	103,403	90,473	349	313	329
Total cash costs	- R/kg / - $/oz	- produced	40,248	36,621	29,729	109	111	107
Total production costs	- R/kg / - $/oz	- produced	61,904	55,620	45,781	167	169	166
PRODUCTIVITY								
per employee	- g / - oz	- target	885	879	929	28.44	28.27	29.86
		- actual	929	895	953	29.87	28.78	30.63
FINANCIAL RESULTS (MILLION)								
Gold income			91.4	76.9	270.8	7.9	7.6	31.6
Cost of sales			45.7	37.9	137.9	3.9	3.7	16.1
Cash operating costs			27.8	24.7	85.1	2.4	2.4	9.9
Other cash costs			1.5	1.0	3.8	0.1	0.1	0.4
Total cash costs			29.3	25.7	88.9	2.5	2.5	10.3
Rehabilitation and other non-cash costs			0.3	(1.0)	0.7	-	(0.1)	0.1
Production costs			29.6	24.7	89.6	2.5	2.4	10.4
Amortisation of mining assets			15.4	14.3	47.3	1.3	1.4	5.5
Inventory change			0.7	(1.1)	1.0	0.1	(0.1)	0.2
Operating profit			45.7	39.0	132.9	4.0	3.9	15.5
Realised non-hedge derivative gains (losses)			2.7	(3.5)	4.7	0.2	(0.4)	0.6
Operating profit including realised non-hedge derivatives			48.4	35.5	137.6	4.2	3.5	16.1
Capital expenditure			9.7	6.8	25.3	0.9	0.7	2.9

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION

		Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
CERRO VANGUARDIA - Attributable 46.25%		**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS							
GOLD							
Underground Operations							
Mined - 000	- tonnes / - tons	-	-	-	-	-	-
Treated - 000	- tonnes / - tons	-	-	-	-	-	-
Gold in ore	- kg / - oz 000	-	-	-	-	-	-
Yield	- g/t / - oz/t	-	-	-	-	-	-
Gold produced	- kg / - oz 000	-	-	-	-	-	-
Open-pit Operations							
Mined - 000	- tonnes / - tons	1,551	1,455	5,543	1,709	1,604	6,110
Stripping ratio	- t (mined - treated) / t treated	14.77	12.37	12.85	14.77	12.37	12.85
Treated - 000	- tonnes / - tons	98	109	400	108	120	441
Gold in ore	- kg / - oz 000	1,055	1,200	4,369	34	39	140
Yield	- g/t / - oz/t	10.33	10.62	10.51	0.301	0.310	0.307
Gold produced	- kg / - oz 000	1,017	1,155	4,207	33	38	136
Total							
Yield	- g/t / - oz/t	10.33	10.62	10.51	0.301	0.310	0.307
Gold produced	- kg / - oz 000	1,017	1,155	4,207	33	38	136
Gold sold	- kg / - oz 000	1,035	1,161	4,165	33	38	134
Price received	- R/kg / - $/oz - sold	117,426	94,836	84,132	317	283	301
Total cash costs	- R/kg / - $/oz - produced	34,557	41,366	36,799	93	126	133
Total production costs	- R/kg / - $/oz - produced	66,730	66,739	60,295	180	204	218
PRODUCTIVITY							
per employee	- g / - oz - target	1,561	1,709	1,585	50.20	54.95	50.96
	- actual	1,905	2,128	1,947	61.24	68.41	62.61
FINANCIAL RESULTS (MILLION)							
Gold income		129.9	133.0	381.1	11.3	12.9	43.6
Cost of sales		74.6	75.8	254.2	6.5	7.5	29.5
Cash operating costs		26.4	39.5	130.3	2.3	3.9	15.1
Other cash costs		8.7	8.3	24.5	0.8	0.8	2.8
Total cash costs		35.1	47.8	154.8	3.1	4.7	17.9
Rehabilitation and other non-cash costs		1.5	(4.8)	0.7	0.1	(0.4)	0.3
Production costs		36.6	43.0	155.5	3.2	4.3	18.2
Amortisation of mining assets		31.2	34.2	98.2	2.7	3.3	11.2
Inventory change		6.8	(1.4)	0.5	0.6	(0.1)	0.1
Operating profit		55.3	57.2	126.9	4.8	5.4	14.1
Realised non-hedge derivative gains (losses)		3.9	(5.7)	6.4	0.3	(0.7)	0.8
Operating profit including realised non-hedge derivatives		59.2	51.5	133.3	5.1	4.7	14.9
Capital expenditure		1.0	5.4	38.4	0.1	0.5	4.6

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

AUSTRALIAN REGION

				Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
SUNRISE DAM				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Volume mined - 000	- bcm	/	- bcy	4,899	4,466	20,185	6,409	5,842	26,403
Treated - 000	- tonnes	/	- tons	860	761	2,412	948	838	2,658
Yield	- g/t	/	- oz/t	3.07	3.13	3.81	0.089	0.091	0.111
Gold produced	- kg	/	- oz 000	2,638	2,378	9,177	85	76	295
Gold sold	- kg	/	- oz 000	2,620	2,345	8,912	84	75	287
Price received	- R/kg	/	- $/oz - sold	101,407	98,539	83,062	274	298	297
Total cash costs	- R/kg	/	- $/oz - produced	66,094	53,367	42,916	179	162	153
Total production costs	- R/kg	/	- $/oz - produced	84,073	68,677	56,193	227	209	201
PRODUCTIVITY									
per employee	- g	/	- oz - target	1,861	2,945	2,451	59.83	94.69	78.82
			- actual	2,748	2,624	2,591	88.35	84.37	83.30
FINANCIAL RESULTS (MILLION)									
Gold income				255.1	255.5	780.4	22.2	24.4	89.1
Cost of sales				207.5	187.9	555.6	18.2	18.5	63.7
Cash operating costs				167.8	121.7	324.2	14.6	11.9	36.8
Other cash costs				6.5	5.2	69.6	0.6	0.5	8.5
Total cash costs				174.3	126.9	393.8	15.2	12.4	45.3
Rehabilitation and other non-cash costs				1.8	1.9	6.2	0.2	0.2	0.7
Production costs				176.1	128.8	400.0	15.4	12.6	46.0
Amortisation of mining assets				45.7	34.5	115.6	4.0	3.4	13.4
Inventory change				(14.3)	24.6	40.0	(1.2)	2.5	4.3
Operating profit				47.6	67.6	224.8	4.0	5.9	25.4
Realised non-hedge derivative gains (losses)				10.7	(24.5)	(40.1)	0.9	(2.0)	(4.0)
Operating profit including realised non-hedge derivatives				58.3	43.1	184.7	4.9	3.9	21.4
Capital expenditure				18.6	28.1	310.5	1.6	2.8	37.9

AUSTRALIAN REGION

			Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
BODDINGTON - Attributable 33.33%			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Volume mined - 000	- bcm	/ - bcy	-	-	-	-	-	-
Treated - 000	- tonnes	/ - tons	-	486	2,640	-	536	2,911
Yield	- g/t	/ - oz/t	-	1.09	0.92	-	0.032	0.027
Gold produced	- kg	/ - oz 000	43	531	2,425	1	17	78
Gold sold	- kg	/ - oz 000	53	614	2,465	2	20	79
Price received	- R/kg	/ - $/oz - sold	100,160	91,901	80,382	270	285	291
Total cash costs	- R/kg	/ - $/oz - produced	52,041	49,985	51,119	140	161	190
Total production costs	- R/kg	/ - $/oz - produced	93,763	56,176	57,475	252	179	213
PRODUCTIVITY								
per employee	- g	/ - oz - target	-	1,176	1,574	-	37.80	50.62
		- actual	403	2,025	1,553	12.94	65.09	49.94
FINANCIAL RESULTS (MILLION)								
Gold income			5.1	62.8	209.2	0.4	6.1	24.2
Cost of sales			5.1	41.1	157.0	0.5	4.0	18.5
Cash operating costs			2.2	25.3	119.5	0.2	2.6	14.3
Other cash costs			-	1.2	4.5	-	0.1	0.5
Total cash costs			2.2	26.5	124.0	0.2	2.7	14.8
Rehabilitation and other non-cash costs			1.7	1.8	1.8	0.2	0.2	0.2
Production costs			3.9	28.3	125.8	0.4	2.9	15.0
Amortisation of mining assets			-	1.4	13.6	-	0.1	1.7
Inventory change			1.2	11.4	17.6	0.1	1.0	1.8
Operating profit			-	21.7	52.2	(0.1)	2.1	5.7
Realised non-hedge derivative gains (losses)			0.2	(6.4)	(11.1)	0.0	(0.5)	(1.1)
Operating profit including realised non-hedge derivatives			0.2	15.3	41.1	(0.1)	1.6	4.6
Capital expenditure			1.4	2.0	5.6	0.1	0.1	0.6

AUSTRALIAN REGION

					Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001	Quarter ended March 2002	Quarter ended December 2001	Year ended December 2001
UNION REEFS					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Volume mined - 000	- bcm	/	- bcy		785	1,128	4,565	1,027	1,475	5,971
Treated - 000	- tonnes	/	- tons		676	606	2,602	745	668	2,869
Yield	- g/t	/	- oz/t		1.38	1.53	1.36	0.040	0.046	0.040
Gold produced	- kg	/	- oz 000		934	928	3,548	30	31	114
Gold sold	- kg	/	- oz 000		935	973	3,552	30	31	114
Price received	- R/kg	/	- $/oz	- sold	101,327	96,622	82,086	274	294	293
Total cash costs	- R/kg	/	- $/oz	- produced	83,441	78,059	64,208	225	237	230
Total production costs	- R/kg	/	- $/oz	- produced	105,235	93,185	74,426	284	283	267
PRODUCTIVITY										
per employee	- g	/	- oz	- target	2,108	2,866	2,313	67.77	92.13	74.37
				- actual	1,763	1,883	1,795	56.63	60.56	57.70
FINANCIAL RESULTS (MILLION)										
Gold income					90.9	104.2	307.6	7.9	10.0	35.1
Cost of sales					93.8	89.3	284.7	8.2	8.6	32.8
Cash operating costs					77.9	72.5	229.0	6.8	7.1	26.4
Other cash costs					-	-	(1.2)	-	-	(0.2)
Total cash costs					77.9	72.5	227.8	6.8	7.1	26.2
Rehabilitation costs					6.6	1.5	5.0	0.6	0.1	0.6
Production costs					84.5	74.0	232.8	7.4	7.2	26.8
Amortisation of mining assets					13.8	12.5	31.3	1.2	1.2	3.6
Inventory change					(4.5)	2.8	20.6	(0.4)	0.2	2.4
Operating profit					(2.9)	14.9	22.9	(0.3)	1.4	2.3
Realised non-hedge derivative gains (losses)					3.8	(10.2)	(16.0)	0.3	(0.8)	(1.6)
Operating profit including realised non-hedge derivatives					0.9	4.7	6.9	0.0	0.6	0.7
Capital expenditure					-	-	1.8	-	-	0.3

DIRECTORATE AND ADMINISTRATION

DIRECTORS
Executive
R M Godsell   (Chairman and Chief Executive
                       Officer)
J G Best
D L Hodgson
K H Williams

Non-Executive
R P Edey*   (Deputy Chairman)
F B Arisman#
Mrs E le R Bradley
C B Brayshaw
Dr V K Fung#
A W Lea   (Alternate: P G Whitcutt)
T J Motlatsi
W A Nairn   (Alternate: A H Calver*)
J Ogilvie Thompson   (Alternate: D D Barber*)
N F Oppenheimer
A J Trahar

* British
\# American

OFFICES
Registered and Corporate
Managing Secretary
Ms Y Z Simelane
Company Secretary
C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13 & 14
St Martins Tower
44 St Georges Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662

UNITED KINGDOM SECRETARIES
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

SHARE REGISTRARS
South Africa
Computershare Services Limited
2nd Floor, Edura, 41 Fox Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 836 0792

United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions,
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 12, 565 Bourke Street
Melbourne, Victoria 3000
(GPO Box 2975EE
Melbourne, Victoria 3001)
Australia
Telephone: +61 3 9611 5711
Fax: +61 3 9611 5710

ADR DEPOSITARY
The Bank of New York
620 Avenue of the Americas
6th Floor
New York, NY 10011
United States of America
Telephone: +1 646 885 3294
Fax: +1 646 885 3043

AUTHORISED REPRESENTATIVE
United States of America
Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210

CONTACTS

South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6247
E-mail: slenahan@anglogold.com

Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6399
E-mail: pbaldwin@anglogold.com

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa

Europe
Tomasz Nadrowski
Telephone: +41 22 718 3312
Fax: +41 22 718 3334
E-mail: tnadrowski@anglogold.com

67, rue du Rhone
4th Floor
1207 Geneva
Switzerland

Alex Buck
Telephone: +44 20 7664 8712/3
Fax: +44 20 7664 8711
E-mail: abuck@anglogold.com

4th Floor, The Linen Hall
162-168 Regent Street
London W1B 5TE
England

United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: ccarter@anglogold.com

509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America

Australia
Andrea Maxey
Telephone: + 61 8 9425 4604
Fax: + 61 8 9425 4662
E-mail: amaxey@anglogold.com.au

Level 13 & 14
St Martins Tower
44 St Georges Terrace
Perth WA 6000
(PO Box Z5046, Perth WA6831)
Australia

General E-mail enquiries
investors@anglogold.com

AngloGold website
http://www.anglogold.com

Share Transactions Totally Electronic ("STRATE")
Dealings and settlements on the JSE Securities Exchange South Africa ("JSE") are now exclusively in electronic form through the STRATE system such that share certificates are no longer good for delivery on that exchange. Shareholders resident in South Africa who currently retain their share certificates and who may wish to deal on the JSE are advised to dematerialise their shares. AngloGold operates an issuer-sponsored nominee programme, administered by Computershare Custodial Services Limited, which will hold and administer the shares at no cost to the shareholder. A document entitled **STRATE,** which explains more fully the background and objectives of STRATE, the implications of holding dematerialised shares and the procedure to dematerialise shares may be accessed from our website http://www.anglogold.com

*Global Buy*DIRECT[SM]
The Bank of New York maintains a direct share purchase and dividend reinvestment plan for AngloGold.

For additional information, please visit The Bank of New York's website at www.globalbuydirect.com or call Shareholder Relations at 1-888-BNY-ADRS or write to:
The Bank of New York
Shareholder Relations Department –
*Global Buy*DIRECT[SM]
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 11 JULY 2003   By: /s/ C R Bull

                                                Name: C R Bull
                                                Title: Company Secretary